SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Braskem S.A.

Condensed Quarterly Information (ITR)
at March 31, 2020
and Independent Auditors' Review Report

(Free translation from the original in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail)

Report on the review of the individual and consolidated interim financial information

Grant Thornton Auditores Independentes

Av. Eng. Luís Carlos Berrini, 105 - 12º andar Itaim Bibi, São Paulo (SP) Brasil

T +55 11 3886-5100

To the Board of directors and shareholders of
Braskem S.A.
Camaçari – Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. ("the Company"), comprised in the Quarterly Information Form for the quarter ended March 31, 2020, comprising the balance sheets as of March 31, 2020 and the respective statements of income, of comprehensive income, of changes in shareholders' equity and cash flows for the period of three months then ended, including the footnotes.

Management is responsible for the preparation of the individual interim financial information in accordance with the NBC TG 21 – Interim Financial Reporting and of the consolidated interim financial information in accordance with the NBC TG 21 and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (Iasb), such as for the presentation of these information in accordance with the standards issued by the Brazilian Exchange Securities Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 applicable to the preparation of interim financial information, and presented in accordance with the standards issued by the Brazilian Securities Exchange Commission.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information, and presented in accordance with the standards issued by the Brazilian Securities Exchange Commission.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of three months ended March 31, 2020, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34.
These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in the order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Audit and review of the corresponding amounts of the fiscal year and comparative periods

The audit of the individual and consolidated financial statements as of December 31, 2019 was conducted under the responsibility of another independent auditor, which issued an audit report without qualifications on April 03, 2020. The review of the individual and consolidated interim financial information for the period of three months ended March 31, 2019, originally prepared before the reclassifications and adjustments mentioned in Note 2.3, was conducted under the responsibility of another independent auditor, which issued a review report on that quarterly information, without qualifications, on August 07, 2019. As part of our review of the individual and consolidated interim financial information for the period of three months ended March 31, 2020, we reviewed the reclassifications and adjustments of the amounts corresponding to the individual and consolidated interim financial information for the period of three months ended March 31, 2019 and, in our conclusion, those are appropriate and have been correctly registered in all relevant aspects. We were not contracted to audit, review or apply any other procedures on the individual and consolidated interim financial information as of March 31, 2019 and, therefore, we do not express an opinion or any form of assurance on them taken as a whole.

São Paulo, June 02, 2020

Daniel Gomes Maranhão Junior
CT CRC 1SP-215.856/O-5

Grant Thornton Auditores Independentes
CRC 2SP-025.583/O-1

Braskem S.A.

Balance sheet
Data base: 03/31/2020
All amounts in thousands of reais **Continued**

Assets	Note	Consolidated Mar/2020	Consolidated Dec/2019	Parent company Mar/2020	Parent company Dec/2019
Current assets					
Cash and cash equivalents	3	10,055,880	6,803,880	4,299,047	2,389,438
Financial investments	4	2,291,518	1,687,504	2,213,094	1,628,275
Trade accounts receivable	5	2,849,057	2,285,750	2,058,760	1,864,142
Inventories	6	7,833,934	7,625,084	5,285,803	5,499,907
Taxes recoverable	8	1,514,502	1,238,011	1,186,141	1,010,833
Income tax and social contribution		487,816	439,933	381,399	352,789
Dividends and interest on capital	7	3,074	3,074	7,683	7,683
Prepaid expenses		94,532	115,096	61,463	86,964
Related parties	7(b)			19,173	43,157
Derivatives	18.2.1	10	4,712		4,712
Judicial deposits	24		2,571,683		2,571,683
Other receivables		647,413	614,827	224,234	259,997
		25,777,736	**23,389,554**	**15,736,797**	**15,719,580**
Non-current assets					
Financial investments	4	897,244	9,708	887,947	
Trade accounts receivable	5	22,542	20,901	17,960	20,901
Inventories	6	12,558	16,325	12,558	16,325
Taxes recoverable	8	1,789,015	2,257,718	1,788,778	2,257,483
Income tax and social contribution		241,439	239,847	241,439	239,847
Deferred income tax and social contribution	20(b)	8,008,294	2,662,596	5,379,871	1,607,417
Judicial deposits	24	228,565	1,508,880	217,779	1,498,056
Related parties	7(b)			1,384	1,073
Insurance claims		88,452	83,167	88,452	83,167
Derivatives	18.2.1	1,421	17,877	1,421	17,877
Other receivables		178,914	175,698	103,919	108,333
Investments	9	58,450	63,843	13,847,033	11,763,622
Property, plant and equipment	10	34,320,898	32,315,181	15,279,073	15,342,157
Intangible assets	11	2,774,137	2,762,088	2,514,760	2,521,180
Right of use of assets	12	2,777,384	2,605,654	1,580,303	1,561,877
		51,399,313	**44,739,483**	**41,962,677**	**37,039,315**
Total assets		**77,177,049**	**68,129,037**	**57,699,474**	**52,758,895**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Balance sheet
Data base: 03/31/2020
All amounts in thousands of reais **Continued**

Liabilities and shareholders' equity	**Note**	**Consolidated** Mar/2020	Dec/2019	**Parent company** Mar/2020	Dec/2019
Current liabilities					
Trade payables	13	9,867,927	9,116,989	8,862,711	9,207,870
Borrowings	14	2,059,433	774,924	1,315,149	146,395
Braskem Idesa borrowings	15	1,092,891	744,408		
Debenture	16	53,400	46,666		
Derivatives	18.2.1	755,210	49,251	716,204	43,187
Payroll and related charges		508,484	623,723	352,251	475,768
Taxes payable	19	452,048	322,886	395,262	294,572
Income tax and social contribution		135,179	34,856	55,418	33,111
Dividends		6,465	6,502	3,768	3,804
Advances from customers		816,691	355,764	255,475	288,585
Leniency agreement	23	383,800	362,719	383,800	362,719
Sundry provisions	21	150,102	203,134	113,730	141,319
Accounts payable to related parties	7(b)			497,927	748,378
Other payables		758,759	930,638	211,562	335,449
Provision - geological event in Alagoas	24	1,715,919	1,450,476	1,715,919	1,450,476
Other financial liabilities		390,879	516,933	390,879	516,933
Lease	12(b)	784,419	676,291	497,414	447,106
		19,931,606	**16,216,160**	**15,767,469**	**14,495,672**
Non-current liabilities					
Trade payables	13	9,087	3,837	9,087	3,837
Borrowings	14	36,568,540	28,242,052	4,123,357	3,501,908
Braskem Idesa borrowings	15	11,810,320	9,237,318		
Debenture	16	217,280	227,901		
Derivatives	18.2.1	739,405	169,513	610,196	148,574
Taxes payable	19	139,751	129,353	139,751	129,353
Accounts payable to related parties	7(b)			31,742,173	22,998,330
Loan to non-controlling shareholders of Braskem Idesa	7(a)	3,148,546	2,395,887		
Deferred income tax and social contribution	20(b)	396,185	273,036		
Post-employment benefits		418,739	389,075	224,852	224,852
Provision for losses on subsidiaries				539,947	376,074
Contingencies	22.1	1,165,763	1,151,524	1,156,328	1,142,228
Leniency agreement	23	1,146,399	1,379,549	1,146,399	1,379,549
Sundry provisions	21	314,152	302,072	278,654	274,549
Provision - geological event in Alagoas	24	1,461,879	1,932,591	1,461,879	1,932,591
Other payables		226,729	133,858	160,869	91,408
Lease	12(b)	2,349,643	2,000,605	1,338,671	1,174,672
		60,112,418	**47,968,171**	**42,932,163**	**33,377,925**
Shareholders' equity (net capital deficiency)	26				
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		232,472	232,472	232,472	232,472
Revenue reserves		1,905,255	1,905,255	1,905,255	1,905,255
Additional paid in capital		(488,388)	(488,388)	(488,388)	(488,388)
Other comprehensive income		(7,000,839)	(4,757,539)	(7,000,839)	(4,757,539)
Treasury shares		(49,724)	(49,724)	(49,724)	(49,724)
Accumulated losses		(3,642,156)		(3,642,156)	
Total attributable to the Company's shareholders		(1,000,158)	4,885,298	(1,000,158)	4,885,298
Non-controlling interest in subsidiaries		(1,866,817)	(940,592)		
		(2,866,975)	**3,944,706**	**(1,000,158)**	**4,885,298**
Total liabilities and shareholders' equity (net capital deficiency)		**77,177,049**	**68,129,037**	**57,699,474**	**52,758,895**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of profit or loss
Data base: 03/31/2020
All amounts in thousands of reais, except earnings or loss per share **Continued**

	Note	Consolidated Mar/2020	Consolidated Mar/2019 Restated	Parent company Mar/2020	Parent company Mar/2019 Restated
	2.3				
Net revenue	28	**12,624,645**	**12,977,953**	**8,916,034**	**9,433,640**
Cost of products sold	31	(11,451,297)	(11,263,655)	(8,474,664)	(8,617,061)
Gross profit		**1,173,348**	**1,714,298**	**441,370**	**816,579**
Income (expenses)					
Selling and distribution	31	(439,852)	(447,642)	(246,156)	(254,260)
(Loss) reversals for impairment of trade accounts receivable	31	(3,620)	(16,511)	(904)	(12,745)
General and administrative	31	(464,503)	(430,928)	(317,438)	(298,900)
Research and development	31	(55,486)	(54,853)	(31,018)	(31,253)
Results from equity investments	9(c)	(7,778)	(3,378)	(767,329)	538,175
Other income	29	206,840	1,847,222	161,207	1,721,111
Other expenses	29	(32,027)	(493,138)	(25,087)	(459,201)
Profit (loss) before net financial income (expense) and taxes		**376,922**	**2,115,070**	**(785,355)**	**2,019,506**
Financial results	30				
Financial expenses		(1,225,842)	(899,337)	(1,133,139)	(758,694)
Financial income		195,494	225,771	92,486	175,361
Exchange rate variations, net		(5,223,530)	(249,214)	(3,059,100)	(254,479)
		(6,253,878)	**(922,780)**	**(4,099,753)**	**(837,812)**
(Loss) profit before income tax and social contribution		**(5,876,956)**	**1,192,290**	**(4,885,108)**	**1,181,694**
Current and deferred income tax and social contribution	20(a)	1,818,005	(275,118)	1,236,093	(253,442)
(Loss) profit for the period		**(4,058,951)**	**917,172**	**(3,649,015)**	**928,252**
Attributable to:					
Company's shareholders		(3,649,015)	928,252	(3,649,015)	928,252
Non-controlling interest in subsidiaries		(409,936)	(11,080)		
(Loss) profit for the period		**(4,058,951)**	**917,172**	**(3,649,015)**	**928,252**
Earnings per share - basic and diluted - R$	27				
Common		(4.5842)	1.1665	(4.5842)	1.1665
Preferred shares class "A"		(4.5842)	1.1665	(4.5842)	1.1665
Preferred shares class "B"		(4.5842)	0.6057	(4.5842)	0.6057

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of comprehensive income
Data base: 03/31/2020
All amounts in thousands of reais

		Consolidated		Parent company	
	Note	Mar/2020	Mar/2019	Mar/2020	Mar/2019
	2.3		Restated		Restated
(Loss) profit for the period		**(4,058,951)**	**917,172**	**(3,649,015)**	**928,252**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge		(1,201,407)	42,513	(1,028,866)	60,494
Income tax and social contribution - cash flow hedge		401,577	(15,174)	349,815	(20,567)
Fair value of cash flow hedge - Braskem Idesa				(129,405)	(13,486)
Income tax and social contribution cash flow hedge - Braskem Idesa				38,821	4,045
Fair value of cash flow hedge from jointly-controlled		2,501	277	2,501	277
		(797,329)	27,616	(767,134)	30,763
Exchange variation of foreign sales hedge	18.4(a.i)	(6,833,684)	(144,225)	(6,833,692)	(144,225)
Sales Hedge - transfer to profit or loss	18.4(a.i)	400,047	261,465	400,047	261,465
Income tax and social contribution on exchange variation		2,187,439	(39,861)	2,187,439	(39,861)
Exchange variation of foreign sales hedge - Braskem Idesa	18.4(a.ii)	(2,611,828)	159,945	(1,958,862)	119,959
Sales Hedge - transfer to profit or loss - Braskem Idesa	18.4(a.ii)	75,162	60,811	56,372	45,608
Income tax on exchange variation - Braskem Idesa		761,000	(66,227)	570,748	(49,670)
		(6,021,864)	231,908	(5,577,948)	193,276
Foreign subsidiaries currency translation adjustment		4,066,624	7,424	4,108,359	25,926
Total		**(2,752,569)**	**266,948**	**(2,236,723)**	**249,965**
Items that will not be reclassified to profit or loss					
Long term incentive plan, net of taxes		(1,451)	2,161	(1,008)	2,120
Total comprehensive income for the period		**(6,812,971)**	**1,186,281**	**(5,886,746)**	**1,180,337**
Attributable to:					
Company's shareholders		(5,886,746)	1,180,337		
Non-controlling interest in subsidiaries		(926,225)	5,944		
Total comprehensive income for the period		**(6,812,971)**	**1,186,281**		

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of changes in shareholder's equity (net capital deficiency)

All amounts in thousands of reais

														Parent company and Consolidated
												Parent company		Consolidated
		Attributed to shareholders' interest												
				Revenue reserves										
	Note	Capital	Capital reserve	Legal reserve	Tax incentive	Retention of profits	Additional dividends proposed	Additional paid in capital	Other comprehensive income	Treasury shares	Retained earnings	Total Braskem shareholders' interest	Non-controlling interest in subsidiaries	Total shareholders' equity (net capital deficiency)
At December 31, 2018		8,043,222	232,430	577,476	153,478	1,940,011	2,002,255	(488,388)	(5,623,020)	(49,819)		6,787,645	(876,400)	5,911,245
Comprehensive income for the period:														
Profit for the period (restated)	2.3										928,252	928,252	(11,080)	917,172
Exchange variation of foreign sales hedge, net of taxes									193,276			193,276	38,632	231,908
Fair value of cash flow hedge, net of taxes									30,763			30,763	(3,147)	27,616
Long term incentive plan, net of taxes									2,120			2,120	41	2,161
Foreign subsidiaries currency translation adjustment									25,926			25,926	(18,502)	7,424
									252,085		928,252	1,180,337	5,944	1,186,281
Equity valuation adjustments:														
Realization of additional property, plant and equipment price-level restatement, net of taxe									(6,679)		6,679			
Realization of deemed cost of jointly-controlled investment, net of taxes									(241)		241			
Fair value adjustments of trade accounts receivable, net of taxes									18			18		18
									(6,902)		6,920	18		18
Contributions and distributions to shareholders:														
Additional dividends of subsidiary													(2,498)	(2,498)
At March 31, 2019 (restated)	2.3	8,043,222	232,430	577,476	153,478	1,940,011	2,002,255	(488,388)	(5,377,837)	(49,819)	935,172	7,968,000	(872,954)	7,095,046
At December 31, 2019		8,043,222	232,472	577,476	153,478	1,174,301		(488,388)	(4,757,539)	(49,724)		4,885,298	(940,592)	3,944,706
Comprehensive income for the period:														
Loss for the period											(3,649,015)	(3,649,015)	(409,936)	(4,058,951)
Exchange variation of foreign sales hedge, net of taxes									(5,577,948)			(5,577,948)	(443,916)	(6,021,864)
Fair value of cash flow hedge, net of taxes									(767,134)			(767,134)	(30,195)	(797,329)
Long term incentive plan, net of taxes									(1,008)			(1,008)	(443)	(1,451)
Foreign currency translation adjustment									4,108,359			4,108,359	(41,735)	4,066,624
									(2,237,731)		(3,649,015)	(5,886,746)	(926,225)	(6,812,971)
Equity valuation adjustments:														
Realization of additional property, plant and equipment price-level restatement, net of taxes									(6,679)		6,679			
Realization of deemed cost of jointly-controlled investment, net of taxes									(180)		180			
Fair value adjustments of trade accounts receivable, net of taxes									(62)			(62)		(62)
Exchange variation in hyperinflationary economy, net of taxes									1,352			1,352		1,352
									(5,569)		6,859	1,290		1,290
At March 31, 2020		8,043,222	232,472	577,476	153,478	1,174,301		(488,388)	(7,000,839)	(49,724)	(3,642,156)	(1,000,158)	(1,866,817)	(2,866,975)

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of cash flows
Data base: 03/31/2020
All amounts in thousands of reais

	Note	Consolidated		Parent company	
		Mar/2020	Mar/2019	Mar/2020	Mar/2019
(Loss) profit before income tax and social contribution		(5,876,956)	1,192,290	(4,885,108)	1,181,694
Adjustments for reconciliation of profit					
Depreciation, amortization and depletion		973,489	861,707	606,713	563,685
Results from equity investments	9(c)	7,778	3,378	767,329	(538,175)
Interest foreign exchange gain/losses		7,695,072	779,176	4,063,261	756,113
Reversal of provisions		(4,590)	(352,843)	(4,896)	(352,843)
Provisions - Leniency agreement	23		409,877		409,877
Provision - geological event in Alagoas	24	(55,393)		(55,393)	
PIS and COFINS credits - exclusion of ICMS from the calculation basis	29		(1,707,861)		(1,707,861)
Loss (reversals) for impairment of financial assets		3,620	16,511	904	12,745
Provision for losses and write-offs of long-lived assets		1,999	2,839	1,981	367
		2,745,019	**1,205,074**	**494,791**	**325,602**
Changes in operating working capital					
Judicial deposits - other financial assets	24	3,746,107		3,746,107	
Financial investments		(1,455,264)	668,762	(1,437,254)	678,365
Trade accounts receivable		(279,568)	1,178	(196,173)	(608,812)
Inventories		288,933	364,639	243,386	280,033
Taxes recoverable		505,811	499,839	282,917	146,254
Prepaid expenses		77,143	1,355	25,501	(19,072)
Other receivables		95,083	(140,716)	165,425	1,406
Trade payables		(2,938,388)	(87,701)	(2,147,346)	(180,360)
Taxes payable		(198,051)	(381,887)	133,327	57,820
Advances from customers		347,216	124,904	(33,110)	82,008
Leniency agreement	23	(257,256)	(278,034)	(257,256)	(278,034)
Sundry provisions		(75,560)	(35,439)	(41,548)	(5,857)
Other payables		135,032	(299,885)	(327,818)	(152,691)
Cash generated (used) from operations		**2,736,257**	**1,642,089**	**650,949**	**326,662**
Interest paid		(566,529)	(534,325)	(59,397)	(3,402)
Income tax and social contribution paid		(28,311)	(63,465)	(13,991)	(14,705)
Net cash generated (used) from operating activities		**2,141,417**	**1,044,299**	**577,561**	**308,555**
Proceeds from the sale of fixed and intangible assets		3,003	69	2,975	69
Acquisitions to property, plant and equipment and intangible assets		(905,263)	(456,099)	(425,548)	(239,426)
Net cash used in investing activities		**(902,260)**	**(456,030)**	**(422,573)**	**(239,357)**
Short-term and Long-term debt					
Acquired		1,929,938	298,187	1,496,760	266,398
Payments		(524,990)	(63,898)	(501,538)	(26,626)
Braskem Idesa borrowings					
Payments		(167,898)	(211,767)		
Related parties					
Acquired				1,931,309	949,958
Payments				(921,552)	(686,233)
Lease	12	(167,391)	(96,572)	(116,707)	(60,370)
Dividends paid		(37)	(22)	(37)	(22)
Other financial liabilities		(133,614)		(133,614)	
Net cash generated (used) in financing activities		**936,008**	**(74,072)**	**1,754,621**	**443,105**
Exchange variation on cash of foreign subsidiaries		1,076,835	42,192		
Increase in cash and cash equivalents		**3,252,000**	**556,389**	**1,909,609**	**512,303**
Represented by					
Cash and cash equivalents at the beginning of the period		6,803,880	5,547,637	2,389,438	2,016,724
Cash and cash equivalents at the end of the period		10,055,880	6,104,026	4,299,047	2,529,027
Increase in cash and cash equivalents		**3,252,000**	**556,389**	**1,909,609**	**512,303**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of value added
Data base: 03/31/2020
All amounts in thousands of reais

	Note		Consolidated		Parent company
		Mar/2020	Mar/2019	Mar/2020	Mar/2019
	2.3		Restated		Restated
Revenue		**15,191,706**	**16,744,929**	**11,426,291**	**13,092,875**
Sale of goods, products and services		15,021,669	15,409,639	11,299,810	11,853,770
Other income, net		173,657	1,349,932	127,385	1,249,784
(loss) reversal for doubtful accounts		(3,620)	(14,642)	(904)	(10,679)
Inputs acquired from third parties		**(12,178,157)**	**(12,230,970)**	**(9,403,660)**	**(9,700,367)**
Cost of products, goods and services sold		(11,750,147)	(11,687,777)	(9,144,762)	(9,363,005)
Material, energy, outsourced services and others		(440,658)	(553,604)	(279,329)	(355,746)
Impairment of assets		12,648	10,411	20,431	18,384
Gross value added		**3,013,549**	**4,513,959**	**2,022,631**	**3,392,508**
Depreciation, amortization and depletion		(973,489)	(861,707)	(606,713)	(563,685)
Net value added produced by the Company		**2,040,060**	**3,652,252**	**1,415,918**	**2,828,823**
Value added received in transfer		**826,151**	**222,411**	**(388,591)**	**730,751**
Results from equity investments		(7,778)	(3,378)	(767,329)	538,175
Financial income		833,706	225,771	378,718	192,557
Other		223	18	20	19
Total value added to distribute		**2,866,211**	**3,874,663**	**1,027,327**	**3,559,574**
Personnel		**445,779**	**462,641**	**261,757**	**303,020**
Direct compensation		360,131	378,981	202,076	241,639
Benefits		65,164	66,129	39,529	44,115
FGTS (Government Severance Pay Fund)		20,484	17,531	20,152	17,266
Taxes, fees and contribuitions		**(702,104)**	**1,272,046**	**(136,787)**	**1,236,217**
Federal		(1,437,899)	655,789	(860,735)	629,749
State		711,377	600,322	711,377	600,322
Municipal		24,418	15,935	12,571	6,146
Remuneration on third parties' capital		**7,181,487**	**1,222,804**	**4,551,372**	**1,092,085**
Financial expenses		7,084,214	1,138,400	4,475,530	1,021,142
Rentals		97,273	84,404	75,842	70,943
Remuneration on own capital		**(4,058,951)**	**917,172**	**(3,649,015)**	**928,252**
Profit (loss) for the year		(3,649,015)	928,252	(3,649,015)	928,252
Non-controlling interest in subsidiaries		(409,936)	(11,080)		
Value added distributed		**2,866,211**	**3,874,663**	**1,027,327**	**3,559,574**

The notes are an integral part of the interim financial statements.

All amounts in thousands, except as otherwise stated

1 Operations

Braskem S.A. (hereinafter "Parent Company" or "Braskem") is a public corporation headquartered in Camaçari, Bahia ("BA"), which, jointly with its subsidiaries (hereinafter referred to as "Company"), is controlled by Odebrecht S.A. ("Odebrecht"), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

2 Accounting policies

Accounting practices from the prior year were applied consistently in the preparation of these quarterly information.

2.1 Basis of preparation and presentation of the quarterly information

This Quarterly Information includes the period ended March 31, 2020 and should be read together with the financial statements of the Company as of December 31, 2019, prepared and presented: (i) in the consolidated, in accordance with the pronouncement CPC 21 (R1), issued by the Brazilian Accounting Pronouncements Committee (CPC), and, in accordance with the pronouncement IAS 34 – Interim Financial Information, issued by the International Accounting Standards Board (IASB); and (ii) in the Parent Company, in accordance with pronouncement CPC 21 (R1) and in compliance with Federal Law 6,404/76, as amended.

The preparation of the Quarterly Information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies.

There were no significant changes in the assumptions and judgments made by the Company's management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2019 financial statements.

The issue of these quarterly financial statements was authorized by the Executive Board on June 2, 2020.

All amounts in thousands, except as otherwise stated

2.1.1 Consolidated and individual quarterly information

All relevant information pertaining exclusively to these financial statements is presented herein and corresponds to the information used by the Management of the Company.

(a) Consolidation

The consolidated information comprises the financial statements of the Parent Company and the following entities:

		Total and voting interest - %	
	Headquarters	**Mar/2020**	**Dec/2019**
Direct and Indirect subsidiaries			
BM Insurance Company Limited ("BM Insurance")	Bermuda	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")	EUA	100.00	100.00
Braskem America, Inc. ("Braskem America")	EUA	100.00	100.00
Braskem Argentina S.A. ("Braskem Argentina")	Argentina	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")	Germany	100.00	100.00
Braskem Finance Limited ("Braskem Finance")	Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I. ("Braskem Idesa")	Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")	Mexico	75.00	75.00
Braskem Incorporated Limited ("Braskem Inc")	Cayman Islands	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")	Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")	Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")	Mexico	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")	Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. ("Braskem Holanda Finance")	Netherlands	100.00	100.00
Braskem Netherlands Inc. B.V. ("Braskem Holanda Inc")	Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. ("Braskem Chile")	Chile	100.00	100.00
Cetrel S.A. ("Cetrel")	Brazil	63.70	63.70
Distribuidora de Água Camaçari S.A. ("DAC")	Brazil	63.70	63.70
Lantana Trading Co. Inc. ("Lantana")	Bahamas	100.00	100.00
Specific Purpose Entity ("SPE")			
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")	Brazil	100.00	100.00
Fundo de Investimento Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")	Brazil	100.00	100.00

All amounts in thousands, except as otherwise stated

2.2 Functional and foreign currency

(a) Functional and presentation currency

The functional currency of the Company is the real. The presentation currency is also real, unless otherwise stated. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

(b) Functional currency other than the Brazilian real

The subsidiaries with a functional currency different from that of the Parent Company are listed below:

	Functional currency
Subsidiaries	
Braskem Alemanha	Euro
BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc. and Braskem México Sofom	U.S.dollar
Braskem Idesa, Braskem Idesa Serviços, Braskem México and Braskem México Serviços	Mexican peso
Braskem Argentina	Argentinean peso
Braskem Chile	Chilenean peso

(c) Exchange variation effects

The effects from exchange variation on the Company's transactions are mainly due to the variations in the following currencies:

	End of period rate			Average rate		
	Mar/2020	Dec/2019	Variation	Mar/2020	Dec/2019	Variation
U.S. dollar - Brazilian real	5.1987	4.0307	28.98%	4.4657	3.7684	18.50%
Euro - Brazilian real	5.7264	4.5305	26.40%	4.9225	4.2802	15.01%
Mexican peso - Brazilian real	0.2217	0.2134	3.89%	0.2230	0.1963	13.63%
U.S. dollar - Mexican peso	23.4670	18.8858	24.26%	20.0820	19.2067	4.56%
U.S. dollar - Euro	0.9069	0.8926	1.61%	0.9071	0.8804	3.04%

2.3 Restatement of the comparable interim accounting information for the period ended March 31, 2019

Change in the presentation of provision, expense method by function

In the period ended March 31, 2020, the Company changed the classification of the profit sharing expenses in order to report the effects of this expense by function for better presentation of the financial statements.

The Company has reclassified the amounts related to the preceding quarter for comparison purposes with the presentation for the quarter ended March 31, 2020. In the quarter ended March 31, 2019, the amounts related to this item were reclassified from "Other expenses" (Consolidated of R$121,889, Parent Company of R$92,010) to "cost of goods sold" (Consolidated of R$47,312, Parent Company of R$40,024), "selling and distribution expenses" (Consolidated of R$16,563, Parent Company of R$10,121), "general and administrative expenses" (Consolidated of R$52,136, Parent Company of R$38,184) and research and development (Consolidated of R$5,878, Parent Company of R$3,681).

All amounts in thousands, except as otherwise stated

Reversal of income tax and social contribution - current and deferred

As informed in note 2.4 to the interim information of June 30, 2019, the Company is restating the balances of Income tax and social contribution - current and deferred for the period ended March 31, 2019 (Consolidated and Parent Company) due to the reversal of the tax deductibility of the portion related to the leniency agreement in the amount of R$1.4 billion.

The following table shows the effects of the restatement in the interim information for the period ended March 31, 2019:

Statement of profit or loss

						Mar/2019
			Consolidated			Parent company
	Published	Adjustment	Restated	Published	Adjustment	Restated
Profit before income tax and social contribution	**1,192,290**		**1,192,290**	**1,181,694**		**1,181,694**
Current and deferred income tax and social contribution	159,361	(434,479)	(275,118)	181,037	(434,479)	(253,442)
Profit for the period	**1,351,651**	**(434,479)**	**917,172**	**1,362,731**	**(434,479)**	**928,252**
Attributable to:						
Company's shareholders	1,362,731	(434,479)	928,252	1,362,731	(434,479)	928,252
Non-controlling interest in subsidiaries	(11,080)		(11,080)			
Profit for the period	**1,351,651**	**(434,479)**	**917,172**	**1,362,731**	**(434,479)**	**928,252**

Statement of comprehensive income

						Mar/2019
			Consolidated			Parent company
	Published	Adjustment	Restated	Published	Adjustment	Restated
Profit for the period	**1,351,651**	**(434,479)**	**917,172**	**1,362,731**	**(434,479)**	**928,252**
Items that will be reclassified subsequently to profit or loss	266,948		266,948	249,965		249,965
Items that will not be reclassified to profit or loss	2,161		2,161	2,120		2,120
Total comprehensive income for the period	**1,620,760**	**(434,479)**	**1,186,281**	**1,614,816**	**(434,479)**	**1,180,337**
Attributable to:						
Company's shareholders	1,614,816	(434,479)	1,180,337	1,614,816	(434,479)	1,180,337
Non-controlling interest in subsidiaries	5,944		5,944			
Total comprehensive income for the period	**1,620,760**	**(434,479)**	**1,186,281**	**1,614,816**	**(434,479)**	**1,180,337**

Statement of changes in shareholder's equity

									Parent company and consolidated
			Parent company						Consolidated
			Total Braskem shareholders' interest			Non-controlling interest in subsidiaries			Total shareholders' equity
	Published	Adjustment	Restated	Published	Adjustment	Restated	Published	Adjustment	Restated
At December 31, 2018	6,787,645		6,787,645	(876,400)		(876,400)	5,911,245		5,911,245
Comprehensive income for the period:									
Profit for the period	1,362,731	(434,479)	928,252	(11,080)		(11,080)	1,351,651	(434,479)	917,172
Other comprehensive income	249,965		249,965	16,983		16,983	266,948		266,948
	1,612,696	(434,479)	1,178,217	5,903		5,903	1,618,599	(434,479)	1,184,120
Equity valuation adjustments	2,138		2,138	41		41	2,179		2,179
Contributions to shareholders				(2,498)		(2,498)	(2,498)		(2,498)
At March 31, 2019	**8,402,479**	**(434,479)**	**7,968,000**	**(872,954)**		**(872,954)**	**7,529,525**	**(434,479)**	**7,095,046**

All amounts in thousands, except as otherwise stated

Statement of value added

						Mar/2019
			Consolidated			Parent company
	Published	Adjustment	Restated	Published	Adjustment	Restated
Total value added to distribute	**3,874,663**		**3,874,663**	**3,559,574**		**3,559,574**
Personnel, remuneration on third parties' capital	**1,685,445**		**1,685,445**	**1,395,105**		**1,395,105**
Taxes, fees and contribuitions	**837,567**	**434,479**	**1,272,046**	**801,738**	**434,479**	**1,236,217**
Federal	221,310	434,479	655,789	195,270	434,479	629,749
Other taxes, fees and contributions	616,257		616,257	606,468		606,468
Remuneration on own capital	**1,351,651**	**(434,479)**	**917,172**	**1,362,731**	**(434,479)**	**928,252**
Profit for the period	1,362,731	(434,479)	928,252	1,362,731	(434,479)	928,252
Non-controlling interest in subsidiaries	(11,080)		(11,080)			
Value added distributed	**3,874,663**		**3,874,663**	**3,559,574**		**3,559,574**

2.4 New or revised pronouncements not yet in effective

New standards and amendments of standards come into force in annual periods starting in 2020 and there is no significant impact on this Financial Statement. The Company did not early adopt the following new standards and intepretations for preparing these financial statements:

- Changes to references to the conceptual structure of IFRS;
- Definition of business (changes to CPC 15/IFRS 3);
- Definition of materiality (amendments to CPC 26/IAS 1 and CPC 23/IAS 8);
- IFRS 17 – Insurance agreements;
- CVM Resolution 854/2020: CVM Resolution 854/2020 with impacts on CPC's 38, 40 (R1) and 48.

Resolution CVM 854/2020, which came into force on January 1, 2020, has impacts associated with Technical Pronouncements CPC 38, CPC 40 (R1) and CPC 48. The Securities and Exchange Commission of Brazil (CVM) already has issued a statement with regard to the restatement of the reference interest rate arising from the discontinuation of the use of the London Interbank Offered Rate ("LIBOR"), after 2021. Note that LIBOR will remain in force for contracts already existing as of the date of its elimination. Accordingly, the company is monitoring the potential impacts on its transactions arising from the applicability of the changes.

The amended standards and interpretations are not expected to produce a significant impact on the consolidated financial statements.

2.5 Main measures and impacts due to COVID-19

Braskem has been closely monitoring the impacts from the COVID-19 pandemic on its business and surrounding communities. As disclosed in the Notice to the Market dated March 20, 2020, Braskem has formed a crisis committee to establish global procedures focusing mainly on the health of people and the continuity of its operations. Some of the measures taken by the Company follow:

(i) Recommending that all team members and contractors work from home;
(ii) Reducing by around 50% the number of team members and contractors working on its industrial assets, with operations using the smallest possible teams, while considering all rules for ensuring personal safety and maintaining operational reliability;
(iii) Recommending the suspension of visits by non-routine third parties and suppliers to Braskem's facilities, and banning access to Braskem's facilities by visitors or third parties returning from high risk areas;

All amounts in thousands, except as otherwise stated

(iv) Creating an agenda with clients and local communities to verify the products in its portfolio with a view to support the fight against the pandemic.

Moreover, in line with its primary value, Safety, the Company started operating its industrial assets with minimal teams. Capacity utilization rates in Brazil and the United States were temporarily reduced to adjust for the weaker demand and the destocking trends in the petrochemical and plastics production chains. The capacity utilization rates will accompany market demand and any new export opportunities that arise in other regions, especially with the restart of economies in Asia. The main effects were:

- Brazil: ethylene production reduced to approximately 65% of the total annual capacity of 3.6 million tons;
- United States: polypropylene production reduced to approximately 85% of the total annual capacity of 1.6 million tons.

In this context, the Company has been adopting a series of cash-preservation measures to ensure the financial solidity and resilience of its business, which include:

- Drawing down the Revolving Credit Facility in the amount of US$1 billion (or R$5.2 billion on March 31, 2020), which is due in 2023;
- Reducing fixed costs by around 10%;
- Paring back the investments planned for 2020 from US$721 million (R$3.7 billion) to approximately US$600 million (R$3.1 billion);
- Postponing the payment of social contribution charges in Brazil; and
- Optimizing working capital.

The Company also highlights the actions carried out jointly with its clients and partner companies to transform chemicals and plastic resins into items that are essential for combatting COVID-19, which include surgical masks, packaging for liquid and gel alcohol, bleach and 3D printing of bands for protective face shields; donations of LPG to field hospitals; actions to support the chain of clients and suppliers, particularly small and midsized companies; and donations of hygiene kits and food staples to local communities.

On March 31, 2020, the consolidated balance sheet registered positive net working capital of R$5.8 billion, with most liabilities coming due in the long term and 96.9% of the total debt denominated in U.S. dollar, in line with the Company's Financial Policy. The Company is comfortable with such exposure to the U.S. dollar, since a significant part of the revenue to be generated by the Company in the coming years and that could be used to service debt is directly or indirectly denominated in U.S. dollar.

During periods in which the Brazilian real depreciates significantly against the U.S. dollar, the Company is subject to an adverse effect from exchange variation on its debt, with part recognized in the result for the period and part incorporated into equity through the hedge accounting mechanism.

The effect in 1Q20, when Brazilian real depreciated 29% against the U.S. dollar, is described in Note 2.2(c) herein. The quarter's negative exchange variation will produce a cash effect upon maturity of the Company's liabilities, and as such is concentrated in the long term given the debt maturity profile and does not put at risk the liquidity position in context of the efforts to contain the COVID-19 pandemic.

In accordance with the guidance of the Securities and Exchange Commission of Brazil ("CVM"), the Company's Management reviewed the accounting estimates for the realization of assets, including the estimates for losses on trade accounts receivables, inventory impairment loss, deferred tax assets and other assets, or those related to the provision for liabilities in the Quarterly Information given the significant changes in the risks to which the company is exposed (see more information in note 18.5). This review considered events after the

All amounts in thousands, except as otherwise stated

reporting period that occurred up to the publication date of this Quarterly Information, and no significant effects were identified that should be reflected in the Quarterly Information for the three-month period ended March 31, 2020.

Due to the uncertainties arising from the COVID-19 pandemic with regard to the global economy, it is impossible to accurately predict the adverse impacts on the equity and financial position of the Company and its subsidiaries after the reporting date. The Company is continuously evaluating the effects arising from the outbreak, which could pose the need to accrue additional provisions for asset impairment in the coming quarters.

3 Cash and cash equivalents

The information on cash and cash equivalents was presented in the 2019 annual financial statements of the Company, in Note 5.

		Consolidated		Parent Company	
		Mar/2020	Dec/2019	Mar/2020	Dec/2019
Cash					
Domestic market		35,186	13,495	27,237	9,800
Foreign market	(i)	1,771,125	2,289,736		
Cash equivalents:					
Domestic market		4,088,457	1,963,185	4,206,071	2,080,801
Foreign market	(i)	4,161,112	2,537,464	65,739	298,837
Total		10,055,880	6,803,880	4,299,047	2,389,438

(i) On March 31, 2020, it includes cash of R$234,934 and R$891,551 of cash equivalents (R$598,591 and R$418,644 of cash equivalents on December 31, 2019) of the subsidiary Braskem Idesa, which cannot be used by the other subsidiaries of the Company.

4 Financial investments

The information on financial investments was presented in the 2019 annual financial statements of the Company, in Note 6.

		Consolidated		Parent Company	
		Mar/2020	Dec/2019	Mar/2020	Dec/2019
Amortized cost					
Time deposit investments			38,759		38,759
Fair value through profit or loss					
LFT's and LF's	(i)	1,402,986	1,588,426	1,402,987	1,588,426
Restricted funds investments	(ii)	1,707,304	9,708	1,698,007	
Other		78,472	60,319	47	1,090
Total		3,188,762	1,697,212	3,101,041	1,628,275
Current assets		2,291,518	1,687,504	2,213,094	1,628,275
Non-current assets		897,244	9,708	887,947	
Total		3,188,762	1,697,212	3,101,041	1,628,275

(i) These refer to Brazilian floating-rate government bonds ("LFTs") issued by the Brazilian federal government and floating-rate bonds ("LFs") issued by financial institutions. These bonds have original maturity above three months, immediate liquidity in the secondary market and Management expects their realization in the short term.

(ii) Includes the following amounts: R$1,698,007 (current – R$514,077, non-current – R$1,183,930) in restricted funds for relocating families in Alagoas (Note 24); and R$9,297 in bank deposits with yields of approximately 100% of the Interbank Deposit Rate ("CDI"), and their use is related to the fulfillment of the contractual obligations of the debentures.

All amounts in thousands, except as otherwise stated

5 Trade accounts receivable

The information on trade accounts receivable was presented in the 2019 annual financial statements of the Company, in Note 7.

The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and the risks and benefits over the receivables are substantially transferred, for which reason the trade notes are derecognized. At March 31, 2020, total amount of the operation was R$1.6 billion in the parent company and R$2.4 billion in the Consolidated.

		Consolidated		Parent Company	
	Note	Mar/2020	Dec/2019	Mar/2020	Dec/2019
Customers					
Domestic market					
Third parties		1,313,116	1,049,412	1,247,904	984,432
Related parties	7	87,716	8,814	108,791	17,261
		1,400,832	1,058,226	1,356,695	1,001,693
Foreign market					
Third parties		1,718,358	1,477,748	470,619	353,487
Related parties	7			478,084	744,999
		1,718,358	1,477,748	948,703	1,098,486
Allowance for doubtful accounts	(i)	(247,591)	(229,323)	(228,678)	(215,136)
Total		2,871,599	2,306,651	2,076,720	1,885,043
Current assets		2,849,057	2,285,750	2,058,760	1,864,142
Non-current assets		22,542	20,901	17,960	20,901
Total		2,871,599	2,306,651	2,076,720	1,885,043

(i) The following table shows the Company's expected credit loss for each stage:

			Consolidated		Parent Company	
		Estimated loss percentage	Trade accounts receivable	Allowance for doubtful accounts	Trade accounts receivable	Allowance for doubtful accounts
	Operation risk 1	Minimum risk	2,289,728		1,769,657	
Stage 1	Operation risk 2	Minimum risk	99,009			
(Performing)	Operation risk 3	0.80%	336,206	2,706	184,117	1,464
	Operation risk 4	1.65%	126,874	2,096	117,966	1,941
			2,851,817	4,802	2,071,740	3,405
	Operation risk 1 and 2	Minimum risk	7,875			
Stage 2	Operation risk 3 and 4	20%	9,378	1,876	512	102
(Significant Increase in	1st Renegotiation lower than or equal to 24 months	25%	6,755	1,689	6,755	1,689
Loss Risk)	2nd Renegotiation	75%	50	38	50	38
	Between 90 and 180 days	30%	5,897	1,769	4,138	1,241
			29,955	5,372	11,455	3,070
Stage 3	Operation risk 5	100%	7,851	7,851	7,851	7,851
(No payment performance	Above 180 days	100%	15,197	15,197	11,313	11,313
- Indicative of impairment)	Legal	100%	214,370	214,370	203,039	203,039
			237,418	237,418	222,203	222,203
Total			3,119,190	247,591	2,305,398	228,678

All amounts in thousands, except as otherwise stated

6 Inventories

The information on inventories was presented in the 2019 annual financial statements of the Company, in Note 8.

	Consolidated		Parent company	
	Mar/2020	Dec/2019	Mar/2020	Dec/2019
Finished goods	5,102,783	4,634,192	3,265,975	3,131,021
Raw materials, production inputs and packaging	1,387,971	1,665,797	1,093,148	1,408,128
Maintenance materials	699,434	608,693	295,660	259,418
Advances to suppliers	96,828	68,382	84,102	53,321
Imports in transit	559,476	664,345	559,476	664,344
Total	7,846,492	7,641,409	5,298,361	5,516,232
Current assets	7,833,934	7,625,084	5,285,803	5,499,907
Non-current assets	12,558	16,325	12,558	16,325
Total	7,846,492	7,641,409	5,298,361	5,516,232

All amounts in thousands, except as otherwise stated

7 Related parties

The information concerning related parties was presented in the 2019 annual financial statements of the Company, in Note 9.

(a) Consolidated

								Consolidated
	Balances at March 31, 2020				Balances at December 31, 2019			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
Balance sheet	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	Total	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Assets								
Current								
Trade accounts receivable		86,751	965	87,716		4,257	4,557	8,814
Inventories		47,305		47,305		17,242		17,242
Dividends and interest on capital			3,074	3,074			3,074	3,074
Total assets		**134,056**	**4,039**	**138,095**		**21,499**	**7,631**	**29,130**
Liabilities								
Current								
Trade payables	12,534	112,253	8,994	133,781	12,402	133,759	9,819	155,980
Payable notes	58			58	58			58
Other payables		618	2,478	3,096		1,420	136	1,556
Non-current								
Loan to non-controlling shareholders of Braskem Idesa			3,148,546	3,148,546			2,395,887	2,395,887
Total liabilities	**12,592**	**112,871**	**3,160,018**	**3,285,481**	**12,460**	**135,179**	**2,405,842**	**2,553,481**

	Three-month period ended March 31, 2020				Three-month period ended March 31, 2019			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	Total	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Transactions								
Sales of products		104,118	124,251	228,369		236,201	129,856	366,057
Purchases of raw materials, finished goods services and utilities	29,383	4,597,334	11,978	4,638,695	157,107	3,198,603		3,355,710
Financial income (expenses), net	(200)	(38)	(10)	(248)	180	(2)	(17)	161
Other income (expenses)					100			100
General and administrative expenses								
Post-employment benefits plan ("EPE")								
Private pension ("Vexty", new name of Odeprev)			8,796	8,796			8,673	8,673

All amounts in thousands, except as otherwise stated

(b) Parent Company

	Associates companies, Jointly-controlled investment and Associates companies					Related companies			SPE	Balances at March 31, 2020
Balance sheet	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Assets										
Current										
Cash and equivalents									899,889	899,889
Financial investments									1,917,063	1,917,063
Trade accounts receivable	405,110		6,517	66,457	21,075		86,751	965		586,875
Inventories							47,305			47,305
Dividends and interest on capital					4,609			3,074		7,683
Related parties										
Other receivables			31	5	19,137					19,173
Non-current										
Financial investments									1,183,930	1,183,930
Related parties										
Loan agreements					1,384					1,384
Total assets	405,110		6,548	66,462	46,205		134,056	4,039	4,000,882	4,663,302
Liabilities										
Current										
Trade payables	7,540,835		32		16,259	14,130	112,253	8,994		7,692,503
Accounts payable to related parties										
Advance to export		406,610	6,187		36,438					449,235
Other payables	48,634					58				48,692
Other	251			6	1		618	2,478		3,354
Non-current										
Accounts payable to related parties										
Advance to export		28,087,487	431,492		3,223,194					31,742,173
Total liabilities	7,589,720	28,494,097	437,711	6	3,275,892	14,188	112,871	11,472		39,935,957

	Associates companies, Jointly-controlled investment and Associates companies					Related companies			SPE	Three-month period ended March 31, 2020
Transactions	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Sales of products	700,623		27,527	63,521	31,595		104,118	124,251		1,051,635
Purchases of raw materials, finished products services and utilities	1,677,867		29		51,529	29,373	4,597,334	11,978		6,368,110
Financial income (expenses), net	(1,783,100)	(6,612,934)	(101,204)	14,382	(756,797)	(200)	(38)	(10)	39,661	(9,200,240)
Other income (expenses)										
General and administrative expenses - Vexty								8,796		8,796

All amounts in thousands, except as otherwise stated

										Balances at December 31, 2019	
	Associates companies, Jointly-controlled investment and Associates companies						Related companies			SPE	
Balance sheet	Braskem Inc.	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Assets											
Current											
Cash and equivalents										926,743	926,743
Financial investments										1,588,426	1,588,426
Trade accounts receivable		668,325		20,297	56,377	8,447		4,257	4,557		762,260
Inventories								17,242			17,242
Dividends and interest on capital						4,609			3,074		7,683
Related parties											
Other receivables		2,101		23,886	3	17,167					43,157
Non-current											
Related parties											
Loan agreements						1,073					1,073
Total assets		**670,426**		**44,183**	**56,380**	**31,296**		**21,499**	**7,631**	**2,515,169**	**3,346,584**
Liabilities											
Current											
Trade payables		7,652,956		8		27,276	13,617	133,759	9,819		7,837,435
Accounts payable to related parties											
Advance to export			630,025	11,171		63,677					704,873
Other payables		43,447					58				43,505
Other		11,375		715	4	1		1,420	136		13,651
Non-current											
Accounts payable to related parties											
Advance to export			20,567,818	334,548		2,095,964					22,998,330
Total liabilities		**7,707,778**	**21,197,843**	**346,442**	**4**	**2,186,918**	**13,675**	**135,179**	**9,955**		**31,597,794**

										Three-month period ended March 31, 2019	
	Associates companies, Jointly-controlled investment and Associates companies						Related companies			SPE	
	Braskem Inc	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Transactions											
Sales of products		1,117,098		223,914	51,100	40,582		236,201	129,856		1,798,751
Purchases of raw materials, finished products services and utilities		2,978,408		44		40,413	157,101	3,198,603			6,374,569
Financial income (expenses), net	193	(53,003)	(527,980)	(6,420)	813	494	180	(2)	(17)	46,086	(539,656)
Other income (expenses)							100				100
General and administrative expenses - Vexty									8,673		8,673

All amounts in thousands, except as otherwise stated

(c) New and/or renewed agreements with related companies

In the period ended March 31, 2020, the Company engaged in the following transactions with related parties:

(i) Sales of gasoline to Refinaria de Petróleo Riograndanse S.A. ("RPR") are negotiated monthly. Sales in the period amounted to R$38,589 (R$54,854 on March 31, 2019).

(ii) Braskem maintains agreements for the sale of gasoline to Petrobras Distribuidora S.A., which are renewed on a monthly basis. Sales in the period amounted to R$265,461 (R$214,263 on March 31, 2019).

(iii) In January 2020, Braskem entered into an agreement with Tenenge Montagem e Manutenção Ltda. ("Tenenge"), a subsidiary of Odebrecht S.A., to provide industrial maintenance services for shutdowns of large-scale equipment and occasional services on other types of equipment. This agreement has an estimated maximum value of R$669,000 and a term of seven years. The procurement of services rendered in the period amounted to R$1,040.

(iv) In February 2020, the Company signed the 5th amendment to the Polypropylene and Polyethylene thermoplastic resins sales agreement with Borealis. The agreement has an estimated maximum amount of R$1,260,000 and is valid through December 17, 2025. In the period, transactions amounted to R$57,821.

(v) In March 2020, the Company entered into a petroleum sales agreement with Petrobras. The agreement has an estimated maximum amount of R$76,161 and is valid for 30 days after its execution. In the period, transactions amounted to R$76,161.

(d) Key management personnel

		Consolidated
Statement of profit or loss transactions	**Mar/2020**	**Mar/2019**
Remuneration		
Short-term benefits	17,772	17,461
Post-employment benefit	237	235
Long term incentive plan	183	1,500
Total	**18,192**	**19,196**

All amounts in thousands, except as otherwise stated

8 Taxes recoverable

The information on taxes recoverable was presented in the 2019 annual financial statements of the Company, in Note 10.

		Consolidated		Parent Company	
		Mar/2020	Dec/2019	Mar/2020	Dec/2019
Parent Company and subsidiaries in Brazil					
IPI		1,112	477	1,112	477
Value-added tax on sales and services (ICMS) - normal operations	(a)	270,535	255,945	269,578	254,949
ICMS - credits from PP&E		163,406	166,824	163,237	166,655
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations		199	45,604		45,405
PIS and COFINS - credits from PP&E		340,083	316,973	340,083	316,973
REINTEGRA program	(b)	73,615	19,848	73,615	19,848
Federal tax credits	(c)	2,121,693	2,459,293	2,121,693	2,459,293
Other		6,301	5,434	5,601	4,716
Foreign subsidiaries					
Value-added tax ("IVA")		314,587	217,630		
Other		11,986	7,701		
Total		**3,303,517**	**3,495,729**	**2,974,919**	**3,268,316**
Current assets		1,514,502	1,238,011	1,186,141	1,010,833
Non-current assets		1,789,015	2,257,718	1,788,778	2,257,483
Total		**3,303,517**	**3,495,729**	**2,974,919**	**3,268,316**

All amounts in thousands, except as otherwise stated

9 Investments

The information related to investments was presented in the Company's 2019 annual financial statements, in Note 11.

(a) Information on investments

	Interest in total and voting capital (%)	Adjusted net profit (loss) for the period		Adjusted equity	
	Direct and indirect	Mar/2020	Mar/2019	Mar/2020	Dec/2019
Subsidiaries					
BM Insurance	100.00	2,672	(9,369)	11,962	6,977
Braskem Alemanha	100.00	135,922	134,350	8,947,119	6,816,550
Braskem America	100.00	124,881	96,029	8,524,854	6,497,414
Braskem America Finance	100.00	394	104	(4,353)	(3,674)
Braskem Argentina	100.00	9,652	2,667	37,829	21,285
Braskem Chile	100.00	1,330	1,735	30,699	25,731
Braskem Holanda	100.00	(671,808)	546,237	12,629,347	10,750,359
Braskem Holanda Finance	100.00	1,969	49	(287)	(1,656)
Braskem Holanda Inc	100.00	5	727	12,433	9,657
Braskem Finance	100.00	(163,570)	16,506	(538,601)	(375,031)
Braskem Idesa	75.00	(1,652,259)	(56,534)	(7,828,034)	(4,110,619)
Braskem Idesa Serviços	75.00	(3,970)	(3,121)	29,911	34,372
Braskem Inc.	100.00	70,188	32	263,521	193,333
Braskem México	100.00	52,994	(697)	303,896	241,395
Braskem México Sofom	100.00	(1,015)	(26,809)	44,997	35,640
Braskem México Serviços	100.00	(1)	12	41	41
Cetrel	63.70	8,618	8,409	248,438	239,820
DAC	63.70	6,147	7,928	108,937	102,790
Lantana	100.00	(314)	(6)	(1,396)	(1,082)
Jointly-controlled investment					
RPR	33.20	(26,249)	(3,779)	74,309	93,025
Associate					
Borealis	20.00	3,949	5,290	168,034	164,086

All amounts in thousands, except as otherwise stated

(b) Changes in investments – Parent Company

	Subsidiaries and jointly-controlled investment			
	Domestic subsidiaries	Foreign subsidiaries	Domestic associate	Total
Balance at December 31, 2019	**183,646**	**11,547,159**	**32,817**	**11,763,622**
Equity of investments				
Effect on profit or loss	(3,227)	(527,278)	790	(529,715)
Adjustment of profit in inventories		(73,883)		(73,883)
Equity valuation adjustments	2,501	(1,423,851)		(1,421,350)
Currency translation adjustments		4,108,359		4,108,359
Balance at March 31, 2020	**182,920**	**13,630,506**	**33,607**	**13,847,033**

(c) Equity accounting results

	Parent company	
	Mar/2020	Mar/2019
Equity in results of subsidiaries, associate and jointly-controlled	(603,598)	521,675
Reversal (provision) for losses on subsidiaries	(163,872)	16,500
Dividends received / other	141	
	(767,329)	**538,175**

(d) Impact on the consolidation of Braskem Idesa

In compliance with IFRS 12 and CPC 45, the Company is presenting the financial statements of the subsidiary in which the non-controlling shareholder holds interest, and the material effects on the Company's consolidated statements.

All amounts in thousands, except as otherwise stated

(d) Impact on the consolidation of Braskem Idesa

In compliance with IFRS 12 and CPC 45, the Company is presenting the financial statements of the subsidiary in which the non-controlling shareholder holds interest, and the material effects on the Company's consolidated statements.

Balance sheet	Consolidated Braskem without the effect of Braskem Idesa consolidated		Braskem Idesa consolidated (i)			Eliminations		Consolidated	
	Mar/2020	Dec/2020	Mar/2020	Dec/2020		Mar/2020	Dec/2020	Mar/2020	Dec/2020
Assets									
Curent									
Cash and cash equivalents	8,929,395	5,786,645	1,126,485	1,017,235				10,055,880	6,803,880
Financial investments	2,291,518	1,687,504						2,291,518	1,687,504
Trade accounts receivable	2,421,062	1,973,414	554,979	331,838		(126,984)	(19,502)	2,849,057	2,285,750
Inventories	7,196,967	7,028,641	636,967	596,443				7,833,934	7,625,084
Taxes recoverable	1,299,471	1,084,055	215,031	153,956				1,514,502	1,238,011
Income tax and social contribution	487,816	439,933						487,816	439,933
Derivatives	10	4,712						10	4,712
Judicial deposits		2,571,683							2,571,683
Other receivables	370,343	393,593	374,676	339,404				745,019	732,997
	22,996,582	**20,970,180**	**2,908,138**	**2,438,876**		**(126,984)**	**(19,502)**	**25,777,736**	**23,389,554**
Non-current									
Taxes recoverable	1,788,947	2,257,652	68	66				1,789,015	2,257,718
Income tax and social contribution	241,439	239,847						241,439	239,847
Deferred tax	5,492,772	1,713,837	2,515,522	948,759				8,008,294	2,662,596
Related parties	8,790,581	6,729,486			(ii)	(8,790,581)	(6,729,486)		
Derivatives	1,421	17,877						1,421	17,877
Judicial deposits	228,565	1,508,880						228,565	1,508,880
Other receivables	1,257,522	369,137	638	505				1,258,160	369,642
Property, plant and equipment	22,241,234	20,488,870	12,804,342	12,537,615	(iii)	(724,678)	(711,304)	34,320,898	32,315,181
Intangible	2,573,319	2,568,347	200,818	193,741				2,774,137	2,762,088
Right of use of assets	2,484,237	2,309,506	293,147	296,148				2,777,384	2,605,654
	45,100,037	**38,203,439**	**15,814,535**	**13,976,834**		**(9,515,259)**	**(7,440,790)**	**51,399,313**	**44,739,483**
Total assets	**68,096,619**	**59,173,619**	**18,722,673**	**16,415,710**		**(9,642,243)**	**(7,460,292)**	**77,177,049**	**68,129,037**
Liabilities and shareholders' equity									
Current									
Trade payables	9,700,317	8,903,168	294,594	233,323		(126,984)	(19,502)	9,867,927	9,116,989
Borrowings	2,059,433	774,924						2,059,433	774,924
Debentures	53,400	46,666						53,400	46,666
Braskem Idesa Borrowings			1,092,891	744,408				1,092,891	744,408
Payroll and related charges	487,093	598,147	21,391	25,576				508,484	623,723
Taxes payable	434,747	306,453	17,301	16,433				452,048	322,886
Income tax and social contribution	135,179	34,856						135,179	34,856
Lease	711,943	619,217	72,476	57,074				784,419	676,291
Provision - geological event in Alagoas	1,715,919	1,450,476						1,715,919	1,450,476
Other financial liabilities	390,879	516,933						390,879	516,933
Other payables	2,731,511	1,798,865	139,516	109,143				2,871,027	1,908,008
	18,420,421	**15,049,705**	**1,638,169**	**1,185,957**		**(126,984)**	**(19,502)**	**19,931,606**	**16,216,160**
Non-current									
Loan agreements	36,568,540	28,242,052						36,568,540	28,242,052
Braskem Idesa Borrowings			11,810,320	9,237,318				11,810,320	9,237,318
Debentures	217,280	227,901						217,280	227,901
Accounts payable to related parties			8,814,177	6,714,236	(ii)	(8,814,177)	(6,714,236)		
Loan to non-controlling shareholders of Braskem Idesa			(v) 3,148,546	2,395,887				3,148,546	2,395,887
Deferred income tax and social contribution	396,185	273,036						396,185	273,036
Provision for losses on subsidiaries	5,871,026	3,082,173			(iv)	(5,871,026)	(3,082,173)		
Lease	2,053,791	1,767,314	295,852	233,291				2,349,643	2,000,605
Provision - geological event in Alagoas	1,461,879	1,932,591						1,461,879	1,932,591
Other payables	4,017,464	3,625,695	142,561	33,086				4,160,025	3,658,781
	50,586,165	**39,150,762**	**24,211,456**	**18,613,818**		**(14,685,203)**	**(9,796,409)**	**60,112,418**	**47,968,171**
Shareholders' equity (net capital deficiency)									
Attributable to the Company's shareholders	(1,000,158)	4,886,089	(7,126,952)	(3,384,065)		7,126,952	3,383,274	(1,000,158)	4,885,298
Non-controlling interest in subsidiaries	90,191	87,063				(1,957,008)	(1,027,655)	(1,866,817)	(940,592)
	(909,967)	**4,973,152**	**(7,126,952)**	**(3,384,065)**		**5,169,944**	**2,355,619**	**(2,866,975)**	**3,944,706**
Total liabilities and shareholders' equity (net capital deficiency)	**68,096,619**	**59,173,619**	**18,722,673**	**16,415,710**		**(9,642,243)**	**(7,460,292)**	**77,177,049**	**68,129,037**

(i) Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.

(ii) Loan from Braskem Holanda as part of shareholders' contribution to the Braskem Idesa project.

(iii) Adjustment corresponding to the capitalization of a portion of financial charges of the abovementioned loan.

(iv) Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.

(v) Loan payable, maturing December 2029 and 7% p.a., to the non-controlling shareholder. These proceeds were used by Braskem Idesa to fund its construction project.

All amounts in thousands, except as otherwise stated

Statement of profit or loss

	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated	
	Mar/2020	Mar/2019 Restated	Mar/2020	Mar/2019	Mar/2020	Mar/2019	Mar/2020	Mar/2019 Restated
Net revenue	**12,072,584**	**12,354,061**	**769,516**	**751,790**	**(217,455)**	**(127,898)**	**12,624,645**	**12,977,953**
Cost of products sold	(11,056,692)	(10,756,922)	(626,433)	(647,289)	231,828	140,556	(11,451,297)	(11,263,655)
	1,015,892	**1,597,139**	**143,083**	**104,501**	**14,373**	**12,658**	**1,173,348**	**1,714,298**
Income (expenses)								
Selling and distribution	(381,185)	(394,420)	(58,667)	(53,222)			(439,852)	(447,642)
(Loss) reversals for impairment of trade accounts receivable	(2,935)	(16,511)	(685)				(3,620)	(16,511)
General and administrative	(418,400)	(399,971)	(46,136)	(30,957)	33		(464,503)	(430,928)
Research and development	(55,486)	(54,853)					(55,486)	(54,853)
Results from equity investments	(1,246,973)	(45,779)			1,239,195	42,401	(7,778)	(3,378)
Other income	175,273	1,706,808	31,567	140,414			206,840	1,847,222
Other expenses	(27,975)	(470,068)	(4,052)	(23,070)			(32,027)	(493,138)
	(941,789)	**1,922,345**	**65,110**	**137,666**	**1,253,601**	**55,059**	**376,922**	**2,115,070**
Financial results								
Financial expenses	(975,463)	(683,194)	(345,666)	(289,650)	95,287	73,507	(1,225,842)	(899,337)
Financial income	244,163	282,926	46,618	16,352	(95,287)	(73,507)	195,494	225,771
Exchange rate variations, net	(3,080,917)	(279,130)	(2,177,760)	44,842	35,147	(14,926)	(5,223,530)	(249,214)
	(3,812,217)	**(679,398)**	**(2,476,808)**	**(228,456)**	**35,147**	**(14,926)**	**(6,253,878)**	**(922,780)**
Profit (loss) before income tax and social contribution	**(4,754,006)**	**1,242,947**	**(2,411,698)**	**(90,790)**	**1,288,748**	**40,133**	**(5,876,956)**	**1,192,290**
IR and CSL - current and deferred	1,108,120	(311,641)	709,885	36,523			1,818,005	(275,118)
	1,108,120	**(311,641)**	**709,885**	**36,523**			**1,818,005**	**(275,118)**
Profit (loss)for the period	**(3,645,886)**	**931,306**	**(1,701,813)**	**(54,267)**	**1,288,748**	**40,133**	**(4,058,951)**	**917,172**

All amounts in thousands, except as otherwise stated

Statement of cash flows	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated	
	Mar/2020	Mar/2019	Mar/2020	Mar/2019	Mar/2020	Mar/2019	Mar/2020	Mar/2019
Profit (loss) before income tax and social contribution	(4,754,006)	1,242,947	(2,411,698)	(90,790)	1,288,748	40,133	(5,876,956)	1,192,290
Adjustments for reconciliation of profit (loss)								
Depreciation, amortization and depletion	724,584	647,285	263,311	227,080	(14,406)	(12,658)	973,489	861,707
Results from equity investments	1,246,973	45,779			(1,239,195)	(42,401)	7,778	3,378
Interest and monetary and exchange variations, net	5,616,413	539,507	2,113,806	224,743	(35,147)	14,926	7,695,072	779,176
Reversal of provisions	(4,590)	(352,843)					(4,590)	(352,843)
Provision - geological event in Alagoas	(55,393)						(55,393)	
PIS and COFINS credits - exclusion of ICMS from the calculation basis		(1,707,861)						(1,707,861)
Loss (reversals) for impairment of trade accounts receivable	3,620	16,511					3,620	16,511
Provision for losses and write-offs of long-lived assets	1,999	2,796		43			1,999	2,839
	2,779,600	**843,998**	**(34,581)**	**361,076**			**2,745,019**	**1,205,074**
Changes in operating working capital								
Other financial assets	3,746,107						3,746,107	
Financial investments	(1,455,264)	668,762					(1,455,264)	668,762
Trade accounts receivable	(175,552)	(55,212)	(211,498)	179,376	107,482	(122,986)	(279,568)	1,178
Inventories	305,028	369,115	(16,095)	(4,476)			288,933	364,639
Taxes recoverable	552,050	500,769	(46,239)	(930)			505,811	499,839
Prepaid expenses	26,980	(23,531)	50,163	24,886			77,143	1,355
Other receivables	124,549	(35,888)	(29,466)	(104,828)			95,083	(140,716)
Trade payables	(2,884,831)	(224,449)	53,925	13,762	(107,482)	122,986	(2,938,388)	(87,701)
Taxes payable	(147,463)	(366,097)	(50,588)	(15,790)			(198,051)	(381,887)
Advances from customers	351,297	111,727	(4,081)	13,177			347,216	124,904
Leniency agreement	(257,256)	(278,034)					(257,256)	(278,034)
Sundry provisions	(61,235)	(28,374)	(14,325)	(7,065)			(75,560)	(35,439)
Other payables	(529,409)	(283,680)	664,441	(16,205)			135,032	(299,885)
Cash generated (used) from operations	**2,374,601**	**1,199,106**	**361,656**	**442,983**			**2,736,257**	**1,642,089**
Interest paid	(466,705)	(379,900)	(99,824)	(154,425)			(566,529)	(534,325)
Income tax and social contribution paid	(26,359)	(63,011)	(1,952)	(454)			(28,311)	(63,465)
Net cash generated (used) by operating activities	**1,881,537**	**756,195**	**259,880**	**288,104**			**2,141,417**	**1,044,299**
Proceeds from the sale of fixed assets and intangible assets	3,003	69					3,003	69
Acquisitions to property, plant and equipment and intangible assets	(879,845)	(447,228)	(25,418)	(8,871)			(905,263)	(456,099)
Net cash used in investing activities	**(876,842)**	**(447,159)**	**(25,418)**	**(8,871)**			**(902,260)**	**(456,030)**
Short-term and long-term debt								
Acquired	1,929,938	298,187					1,929,938	298,187
Payments	(524,990)	(63,898)					(524,990)	(63,898)
Braskem Idesa borrowings								
Payments			(167,898)	(211,767)			(167,898)	(211,767)
Lease	(160,652)	(82,426)	(6,739)	(14,146)			(167,391)	(96,572)
Dividends paid	(37)	(22)					(37)	(22)
Other financial liabilities	(133,614)						(133,614)	
Cash generated (used) in financing activities	**1,110,645**	**151,841**	**(174,637)**	**(225,913)**			**936,008**	**(74,072)**
Exchange variation on cash of foreign subsidiaries	1,027,410	28,952	49,425	13,240			1,076,835	42,192
Increase in cash and cash equivalents	**3,142,750**	**489,829**	**109,250**	**66,560**			**3,252,000**	**556,389**
Represented by								
Cash and cash equivalents at the beginning for the period	5,786,645	4,584,280	1,017,235	963,357			6,803,880	5,547,637
Cash and cash equivalents at the end for the period	8,929,395	5,074,109	1,126,485	1,029,917			10,055,880	6,104,026
Increase in cash and cash equivalents	**3,142,750**	**489,829**	**109,250**	**66,560**			**3,252,000**	**556,389**

All amounts in thousands, except as otherwise stated

10 Property, plant and equipment

The information on property, plant and equipment was presented in the Company's 2019 annual financial statements, in Note 12.

						Consolidated
			Mar/2020			Dec/2019
	Cost	Accumulated depreciation/ depletion	Net	Cost	Accumulated depreciation/ depletion	Net
Land	665,463		665,463	613,807		613,807
Buildings and improvements	7,301,835	(2,644,184)	4,657,651	7,064,972	(2,492,705)	4,572,267
Machinery, equipment and installations	45,929,018	(25,751,482)	20,177,536	44,439,196	(24,789,920)	19,649,276
Projects and stoppage in progress	8,330,908		8,330,908	7,009,473		7,009,473
Other	1,816,402	(1,327,062)	489,340	1,726,026	(1,255,668)	470,358
Total	**64,043,626**	**(29,722,728)**	**34,320,898**	**60,853,474**	**(28,538,293)**	**32,315,181**

						Parent company
			Mar/2020			Dec/2019
	Cost	Accumulated depreciation/ depletion	Net	Cost	Accumulated depreciation/ depletion	Net
Land	356,768		356,768	356,778		356,778
Buildings and improvements	1,914,950	(1,186,227)	728,723	1,933,982	(1,192,132)	741,850
Machinery, equipment and installations	31,406,266	(21,214,846)	10,191,420	31,190,776	(20,997,843)	10,192,933
Projects and stoppage in progress	3,720,025		3,720,025	3,760,656		3,760,656
Other	1,252,326	(970,189)	282,137	1,243,406	(953,466)	289,940
Total	**38,650,335**	**(23,371,262)**	**15,279,073**	**38,485,598**	**(23,143,441)**	**15,342,157**

Capitalized charges in the three-month period ended March 31, 2020 was R$68,659 in Consolidated and R$23,522 in Parent company (for the period ended March 31, 2019 was R$44,699 in Consolidated and R$18,523 in the Parent company)

11 Intangible assets

The information on intangible assets was presented in the 2019 annual financial statements of the Company, in Note 13.

						Consolidated
			Mar/2020			Dec/2019
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill based on future profitability	3,187,678	(1,128,804)	2,058,874	3,187,678	(1,128,804)	2,058,874
Trademarks and patents	466,222	(209,618)	256,604	451,415	(199,800)	251,615
Software and use rights	925,880	(641,380)	284,500	874,159	(602,223)	271,936
Contracts with customers and suppliers	392,180	(218,021)	174,159	392,180	(212,517)	179,663
Total	**4,971,960**	**(2,197,823)**	**2,774,137**	**4,905,432**	**(2,143,344)**	**2,762,088**

All amounts in thousands, except as otherwise stated

						Parent company
			Mar/2020			Dec/2019
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill based on future profitability	3,187,678	(1,128,805)	2,058,873	3,187,678	(1,128,805)	2,058,873
Trademarks and patents	251,118	(174,526)	76,592	251,118	(173,286)	77,832
Software and use rights	695,140	(490,005)	205,135	690,249	(485,438)	204,811
Contracts with customers and suppliers	392,181	(218,021)	174,160	392,181	(212,517)	179,664
Total	4,526,117	(2,011,357)	2,514,760	4,521,226	(2,000,046)	2,521,180

The amortization in the three-month period ended March 31, 2020 was R$17,077 in Consolidated and R$11,311 in the Parent company (for the period ended March 31, 2019 was R$14,440 in Consolidated and R$10,611 in the Parent company).

12 Right-of-use assets and Lease Liability

The information on right-of-use assets and lease liability was presented in the 2019 annual financial statements of the Company, in Note 14.

(a) Right-of-use assets

						Consolidated
			Mar/2020			Dec/2019
	Cost	Depreciation	Net	Cost	Depreciation	Net
Buildings and constructions	281,719	(48,258)	233,461	235,828	(23,658)	212,170
Computer equipment and goods	15,563	(3,907)	11,656	13,692	(1,169)	12,523
Machinery and equipment	973,851	(151,005)	822,846	880,915	(137,667)	743,248
Ships	1,050,226	(218,166)	832,060	1,057,165	(191,778)	865,387
Rail cars	1,089,577	(239,683)	849,894	909,155	(163,115)	746,040
Vehicles	37,476	(13,690)	23,786	36,834	(10,548)	26,286
Land	3,897	(216)	3,681			
Total	3,452,309	(674,925)	2,777,384	3,133,589	(527,935)	2,605,654

						Parent company
			Mar/2020			Dec/2019
	Cost	Depreciation	Net	Cost	Depreciation	Net
Buildings and constructions	94,441	(23,012)	71,429	94,425	(7,119)	87,306
Computer equipment and goods	13,539	(3,337)	10,202	26,636	(719)	25,917
Machinery and equipment	954,340	(144,934)	809,406	844,043	(133,325)	710,718
Ships	861,534	(197,200)	664,334	906,495	(191,778)	714,717
Vehicles	32,006	(10,755)	21,251	31,805	(8,586)	23,219
Land	3,897	(216)	3,681			
Total	1,959,757	(379,454)	1,580,303	1,903,404	(341,527)	1,561,877

All amounts in thousands, except as otherwise stated

(b) Lease Liability

	Consolidated	Parent Company
Balance at December 31, 2019	**2,676,896**	**1,621,778**
Acquired	159,568	145,307
Interests and monetary and exchange variations, net	307,757	221,308
Currancy translation adjustments	207,501	
Payments	(167,391)	(116,707)
Interest paid	(50,269)	(35,601)
Balance at March 31, 2020	**3,134,062**	**1,836,085**
Current liability	784,419	497,414
Non-current liability	2,349,643	1,338,671
Total	**3,134,062**	**1,836,085**

13 Trade account payables

		Consolidated		Parent company	
	Note	Mar/2020	Dec/2019	Mar/2020	Dec/2019
Trade payables:					
Domestic market					
Third parties		986,689	1,081,076	979,607	1,053,680
Related parties	7	133,781	155,980	151,636	184,471
		1,120,470	1,237,056	1,131,243	1,238,151
Foreign market					
Third parties	(i)	8,820,810	7,964,536	259,273	402,527
Related parties	7			7,540,867	7,652,964
		8,820,810	7,964,536	7,800,140	8,055,491
Present value adjustment - foreign market	(ii)	(64,266)	(80,766)	(59,585)	(81,935)
		9,877,014	**9,120,826**	**8,871,798**	**9,211,707**
Current liabilities		9,867,927	9,116,989	8,862,711	9,207,870
Non-current liabilities		9,087	3,837	9,087	3,837
		9,877,014	**9,120,826**	**8,871,798**	**9,211,707**

(i) Considers R$7.5 billion (R$6.7 billion in 2019) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

(ii) The rate for calculating the Present Value Adjustment (PVA) applied to the external market payments with terms equal to or longer than 90 day is calculated based on the average rate for lengthening the term of trade payables.

All amounts in thousands, except as otherwise stated

14 Borrowings

The information on borrowings was presented in the 2019 annual financial statements of the Company, in Note 16.

(a) Borrowings (i)

	Annual financial charges	Consolidated Mar/2020	Consolidated Dec/2019
Foreign currency			
Bonds	US dollar exchange variation + interest between 3.50 and 7.38	31,657,570	24,583,325
Advances on exchange contracts	US dollar exchange variation + 4.29	1,118,727	
Export prepayment	US dollar exchange variation + semiannual Libor + 1.61	545,904	457,712
Export prepayment	US dollar exchange variation + quartely Libor + 1.75	523,056	405,581
Investments	US dollar exchange variation + semiannual Libor + 0.65	997,038	751,376
Other	US dollar exchange variation + semiannual Libor + interest between -1.00 and 1.65	3,030,821	1,952,667
Transactions costs		(597,848)	(499,194)
		37,275,268	**27,651,467**
Current liabilities		1,969,470	676,831
Non-current liabilities		35,305,798	26,974,636
Total		**37,275,268**	**27,651,467**
Local currency			
Export credit notes	100.00 of CDI + 0.70	400,137	405,642
Commercial notes	100.00 of CDI + 0.85	561,082	554,307
BNDES	4.00	15,383	19,998
BNDES	IPCA + 6.04	273,548	270,520
BNB/ FINEP/ FUNDES/FINISA/FINAME	3.69	65,880	78,776
FINAME	TLP + 6.00	266	324
BNB-FNE (Fundo Constitucional de Financiamentos do Nordeste)	IPCA + interest between 2.39 and 2.78	5,463	5,582
Fundo de Desenvolvimento do Nordeste (FDNE)	6.50	32,661	32,152
Other	19.14	209	237
Transactions costs		(1,924)	(2,029)
		1,352,705	**1,365,509**
Current liabilities		89,963	98,093
Non-current liabilities		1,262,742	1,267,416
Total		**1,352,705**	**1,365,509**
Foreign currency and local currency			
Current liabilities		2,059,433	774,924
Non-current liabilities		36,568,540	28,242,052
Total		**38,627,973**	**29,016,976**

	Parent company Mar/2020	Parent company Dec/2019
Foreign currency		
Current liabilities	1,227,525	50,511
Non-current liabilities	2,868,411	2,242,880
	4,095,936	**2,293,391**
Local currency		
Current liabilities	87,624	95,884
Non-current liabilities	1,254,946	1,259,028
	1,342,570	**1,354,912**
Foreign currency and local currency		
Current liabilities	1,315,149	146,395
Non-current liabilities	4,123,357	3,501,908
Total	**5,438,506**	**3,648,303**

(i) At March 31, 2020, the Company complied with all covenants.

All amounts in thousands, except as otherwise stated

(b) Payment schedule

The maturity profile of the long-term amounts is as follows:

		Consolidated
	Mar/2020	Dec/2019
2021	420,751	380,324
2022	1,984,112	1,549,976
2023	1,756,452	1,416,730
2024	5,515,244	4,418,409
2025	990,048	369,725
2026	445,882	350,320
2027	378,342	297,382
2028	6,850,024	5,314,976
2029	84,347	71,326
2030	7,759,945	6,068,078
2031 and thereafter	10,383,393	8,004,806
Total	**36,568,540**	**28,242,052**

(c) Guarantees

Braskem gave collateral for part of its borrowings as follows:

Loans	Maturity	Total debt Mar/2020	Total guaranteed	Guarantees
BNB	March-2023	22,654	22,654	Bank surety
BNDES	January-2021	15,383	15,383	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June-2020	7,988	7,988	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	July-2024	31,021	31,021	Bank surety
FINAME	April-2021	266	266	Pledge of equipment
FINISA	December-2023	4,217	4,217	Bank surety
BNB-FNE	December-2027	5,463	5,463	Bank surety and pledge of reserve liquidity fund.
Other	July-2021	210	210	Pledge of equipment
Total		**87,202**	**87,202**	

All amounts in thousands, except as otherwise stated

15 Braskem Idesa Financing

The information on Braskem Idesa borrowings was presented in the Company's 2019 annual financial statements in Note 17.

Identification	Principal amount US$	Maturity	Charges (% per year)	Consolidated Mar/2020	Dec/2019
Project finance					
Project finance I	700,000	February-2027	Us dollar exchange variation + quarterly Libor + 3.25	2,711,418	2,149,002
Project finance II	210,000	February-2027	Us dollar exchange variation + 6.17	763,986	608,260
Project finance III	600,000	February-2029	Us dollar exchange variation + 4.33	2,338,026	1,849,896
Project finance IV	660,000	February-2029	Us dollar exchange variation + quarterly Libor + 3.88	2,630,806	2,078,545
Total under current liabilities	**2,170,000**			**8,444,236**	**6,685,703**
Bond	**900,000**	November-2029	Us dollar exchange variation + 7.45	**4,805,950**	**3,640,381**
Transactions costs				(346,975)	(344,358)
Total				**12,903,211**	**9,981,726**
Current liabilities				1,092,891	744,408
Non-current liabilities				11,810,320	9,237,318
Total				**12,903,211**	**9,981,726**

In line with the Company's Financial Policy, the investment in the Braskem Idesa petrochemical complex was financed under a Project Finance model, under which the construction loan is paid exclusively using the cash generated by the company itself and the shareholders provide limited guarantees. This financing includes the guarantees typical to Project Finance transactions, such as assets, receivables, cash generation and other rights of Braskem Idesa. The financing also contains various other covenants typical to contracts of this kind. As of March 31, 2020, Braskem Idesa was in compliance with all covenants.

16 Debentures

The information related to debentures was presented in the 2019 annual financial statements of the Company, in Note 18. The debentures were issued by the subsidiaries Cetrel and DAC.

Issue date	Issuer	Series	Maturity	Annual financial charges (%)	Mar/2020	Dec/2019
March-2013	DAC	Single	March-2025	IPCA + 6%	202,208	202,992
September-2013	Cetrel	Single	September-2025	126.5% of CDI	68,472	71,575
					270,680	**274,567**
Current liabilities					53,400	46,666
Non-current liabilities					217,280	227,901
Total					**270,680**	**274,567**

All amounts in thousands, except as otherwise stated

(a) Payment schedule

The maturity profile of the long-term debentures is as follows:

	Consolidated	
	Mar/2020	Dec/2019
2021	39,544	52,078
2022	52,706	52,100
2023	52,730	52,125
2024	52,758	52,153
2025	19,542	19,445
Total	**217,280**	**227,901**

(b) Guarantees

The issuers entered into agreements for the fiduciary sale of credit rights, in which attached accounts are maintained to cover debt service for the three months of the installments coming due, under the terms of the instruments of assignment.

17 Reconciliation of borrowing activities in the statement of cash flow

							Consolidated
							Current and non-current
	Borrowings, debentures and Braskem Idesa financing						
	Borrowings	Debentures	Total borrowings and debentures	Braskem Idesa financing	Lease	Dividends	Other financial liabilities
Balance at December 31, 2019	**29,016,976**	**274,567**	**29,291,543**	**9,981,726**	**2,676,896**	**6,502**	**516,933**
Acquired	1,929,938		1,929,938				(133,614)
Payments	(519,413)	(5,577)	(524,990)	(167,898)	(167,391)	(37)	
Cash used in financing activities	**1,410,525**	**(5,577)**	**1,404,948**	**(167,898)**	**(167,391)**	**(37)**	**(133,614)**
Other changes							
Interest paid	(416,704)	(5,218)	(421,922)	(94,338)	(50,269)		
Interest and monetary and exchange variations, net	2,994,624	6,908	3,001,532	2,774,093	307,757		7,560
Acquired					159,568		
Currency translation adjustments	5,622,552		5,622,552	409,628	207,501		
	8,200,472	**1,690**	**8,202,162**	**3,089,383**	**624,557**		**7,560**
Balance at March 31, 2020	**38,627,973**	**270,680**	**38,898,653**	**12,903,211**	**3,134,062**	**6,465**	**390,879**

All amounts in thousands, except as otherwise stated

18 Financial instruments

The information related to financial instruments was presented in the 2019 financial statements of the Company, in Note 20.

18.1 Non-derivative financial instruments and other liabilities – consolidated

	Note	Classification by category	Fair value hierarchy	Book value Mar/2020	Book value Dec/2019	Fair value Mar/2020	Fair value Dec/2019
Cash and cash equivalents	3						
Cash and banks		Amortized cost		1,806,311	2,303,231	1,806,311	2,303,231
Financial investments in Brazil		Fair value through profit or loss	Level 2	4,088,457	1,963,185	4,088,457	1,963,185
Financial investments abroad		Fair value through profit or loss	Level 2	4,161,112	2,537,464	4,161,112	2,537,464
				10,055,880	**6,803,880**	**10,055,880**	**6,803,880**
Financial investments	4						
LFT's and LF's		Fair value through profit or loss	Level 2	1,402,986	1,588,426	1,402,986	1,588,426
Time deposit investments		Amortized cost	Level 2		38,759		38,759
Other		Fair value through profit or loss	Level 2	1,785,776	70,027	1,785,776	70,027
				3,188,762	**1,697,212**	**3,188,762**	**1,697,212**
Trade accounts receivable	5	Amortized cost		**2,762,873**	**2,246,248**	**2,762,873**	**2,246,248**
Trade accounts receivable	5	Fair value through profit or loss	Level 2	**108,726**	**60,403**	**108,726**	**60,403**
Trade payables	13	Amortized cost		**9,877,014**	**9,120,826**	**9,877,014**	**9,120,826**
Borrowings	14	Amortized cost					
Foreign currency - Bond			Level 1	31,657,570	24,583,325	26,781,586	25,790,532
Foreign currency - other borrowings			Level 2	6,215,546	3,567,336	6,806,592	3,218,410
Local currency			Level 2	1,354,629	1,367,538	2,249,977	1,075,803
				39,227,745	**29,518,199**	**35,838,155**	**30,084,745**
Braskem Idesa borrowings	15	Amortized cost					
Project Finance			Level 2	8,444,236	6,685,703	13,306,028	6,116,434
Bond			Level 1	4,805,950	3,640,381	3,367,962	3,892,878
				13,250,186	**10,326,084**	**16,673,990**	**10,009,312**
Debentures	16	Amortized cost	Level 2	**270,680**	**274,567**	**277,583**	**293,282**
Loan ton non-controlling shareholder of Braskem Idesa		Amortized cost		**3,148,546**	**2,395,887**	**3,148,546**	**2,395,887**
Leniency agreement	23	Amortized cost		**1,530,199**	**1,742,268**	**1,530,199**	**1,742,268**
Provision - geological event in Alagoas	26	Amortized cost		**3,177,798**	**3,383,067**	**3,177,798**	**3,383,067**
Other financial liabilities		Amortized cost		**390,879**	**516,933**	**390,879**	**516,933**

All amounts in thousands, except as otherwise stated

18.2 Derivative financial instruments

18.2.1 Changes

			Operation characteristics			Net (Asset)/			Net (Asset)/
Identification	Note	Fair value hierarchy	Principal exposure	Derivatives	Accumulated OCI (equity)	Liability Dec/2019	Change in fair value	Financial settlement	Liability Mar/2020
Non-hedge accounting transactions									
Exchange swap		Level 2	Argentine peso	Dollar		296	602	(908)	(10)
NCE swap		Level 2	Real	Dollar		25,604	129,343	(2,403)	152,544
						25,900	129,945	(3,311)	152,534
Hedge accounting transactions									
Dollar put option	(a.i)	Level 2	Real	Dollar	(616,688)	(2,298)	642,758	(23,772)	616,688
Dollar swap	(a.ii)	Level 2	Real	Dollar+Fixed rates		38,620	12,091	(50,711)	
Interest rate swaps	(a.iii)	Level 2	Libor	Fixed rates	(406,913)	26,707	144,204	(2,696)	168,215
Dollar swap CDI	(a.ii)	Level 2	Real	Dollar+Fixed rates	(555,747)	107,246	448,501		555,747
					(1,579,348)	170,275	1,247,554	(77,179)	1,340,650
Derivatives									
Current assets						(4,712)			(10)
Non-current assets						(17,877)			(1,421)
Current liabilities						49,251			755,210
Non-current liabilities						169,513			739,405
						196,175			1,493,184

(a) Hedge accounting transactions

(a.i) Dollar call and put option

On March 31, 2020, Braskem held a total notional amount of put options of R$1.9 billion, with an average strike price of 3.67 R$/US$. Simultaneously, the Company also held a total notional amount of call options of R$1.4 billion, with an average strike price of R$/US$4.98. The operations have a maximum term of 24 months. Dollar-denominated future sales in Brazilian real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options.

(a.ii) Dollar Swap

In 2018, the Company contracted foreign exchange derivative operations ("swaps") in the aggregate amount of R$1.3 billion, with annual maturities over the following 5 years starting January 2019. The amount paid in January 2020 was subject to the variation in the IPCA index. The remaining maturities are subject to the variation in the CDI. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian real/U.S. dollar price. Accordingly, the mark-to-market adjustment of the effective portion of the hedge will be recognized under shareholders equity in the line "Other comprehensive income" and will be recognized in the financial result only upon the maturity of each installment.

All amounts in thousands, except as otherwise stated

(a.iii) Hedge operation by the subsidiary Braskem Idesa related to Project Finance

Interest rate swap linked to Libor

Identification	Nominal value US$	Hedge (interest rate per year)	Maturity	Fair value, net Mar/2020	Dec/2019
Swap Libor I to VI	683,978	1.9825%	Aug-2025	168,215	26,707
Total	**683,978**			**168,215**	**26,707**
Derivatives					
Current liabilities				39,006	5,768
Non-Current liabilities				129,209	20,939
Total				**168,215**	**26,707**

Braskem Idesa contracted swap operations with the purpose of offsetting part of the Libor variation arising from the financings mentioned in Note 14. This hedge operation shares the same guarantees with the Project Finance.

18.3 Non-derivative financial liabilities designated to hedge accounting

(a.i) Future exports in U.S. dollars

On March 31, 2020, exports that were designated not yet realized and not discontinued are shown below:

	Total nominal value US$
2020	181,000
2021	336,000
2023	200,000
2024	688,854
2025	400,000
2028	1,250,000
2030	800,000
2031	800,000
2032	800,000
	5,455,854

The following table shows the changes in financial instruments designated for this hedge in the period:

	Dec/2019	Hedge discontinued	Designations	Mar/2020 (US$)
Designated balance	5,398,854	(543,000)	600,000	5,455,854

All amounts in thousands, except as otherwise stated

On March 31, 2020, the maturities of financial liabilities designated for this hedge, within the scope of the consolidated balance sheet, were as follows:

	Total nominal value US$
2020	181,000
2021	336,000
2023	200,000
2024	688,854
2025	400,000
2028	1,250,000
2030	800,000
2031	800,000
2032	800,000
	5,455,854

Considering the cash generation in recent quarters, the Management of the Company believed the moment was opportune for prepaying dollar-denominated obligations, including liabilities designated for hedging the currency. As a result of the decision, the amount of US$362,000 was discontinued prospectively. The exchange variation on the discontinued amount, of R$1,157,314, which is recorded under Shareholders' Equity as "Other comprehensive income" will be reclassified under net financial income (expenses) as of July 2020, as the hedged exports are realized.

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value
Hedge descontinued - Second quarter 2020	181,000	2.0017	5.1987	578,657
Hedge descontinued - Third quarter 2020	181,000	2.0017	5.1987	578,657
	362,000			1,157,314

The following table presents the balances of exchange variation recognized in the Company's net financial income (expenses) due to the realization of exports designated for currency hedge for the three-month period ended March 31, 2020:

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value
First quarter	181,000	2.0017	4.2119	400,047
	181,000			400,047

All amounts in thousands, except as otherwise stated

The changes in foreign exchange variation and Income Tax and Social Contribution under "Other comprehensive income" of this hedge are as follows:

	Exchange variation	IR and CSL	Net effect
At December 31, 2019	**(8,408,164)**	**2,858,775**	**(5,549,389)**
Exchange variation recorded in the period on OCI / IR and CSL	(6,833,684)	2,323,455	(4,510,229)
Exchange variation transferred to profit or loss / IR and CSL	400,047	(136,016)	264,031
At March 31, 2020	**(14,841,801)**	**5,046,214**	**(9,795,587)**

(a.ii) Liabilities related to the Project Finance of future sales in U.S. dollar

As of March 31, 2020, designated, unrealized and non-discontinued sales were as follows:

	Nominal value US$
2020	138,849
2021	208,785
2022	183,199
2023	230,840
2024	251,730
2025	227,591
2026	192,486
2027	89,913
2028	71,859
2029	15,211
2030	225,000
2031	225,000
2032	225,000
2033	225,000
	2,510,463

The following table shows the changes in financial instruments designated for this hedge in the period:

	Dec/2019	Discontinued hedge	Realizated discontinued hedge	Mar/2020
				US$
Designated balance	2,552,407	(62,256)	20,312	2,510,463

All amounts in thousands, except as otherwise stated

On March 31, 2020, the designated financial liabilities to hedge future sales were distributed as follows:

	Nominal value US$
2020	138,849
2021	208,785
2022	183,199
2023	230,840
2024	251,730
2025	227,591
2026	192,486
2027	89,913
2028	71,859
2029	15,211
2030	225,000
2031	225,000
2032	225,000
2033	225,000
	2,510,463

The following table provides the amounts of hedge accounting discontinued in the three-month period ended March 31, 2020 (US$819,170), which is recorded in Braskem Idesa's shareholders' equity under "Other comprehensive income" and will be transferred to financial income (expenses) according to the schedule of future hedged sales as they occur:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
Hedge discontinued in May-2016	10,882	13.4541	17.9915	49,376	10,537
Hedge discontinued in Dec-2019	776,132	13.6663	19.6113	4,614,105	984,650
Hedge discontinued in Dec-2019	31,269	13.4541	19.3247	183,568	39,173
Hedge discontinued in Fev-2019	887	13.4541	18.5712	4,539	969
	819,170			4,851,588	1,035,329

The following table provides the balances of exchange variation recognized in Braskem Idesa's financial income (expenses) due to the realization of sales designated and discontinued for this hedge in the three-month period ended March 31, 2020:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
First quarter	61,369	13.6555	18.9637	325,759	75,162
	61,369			**325,759**	**75,162**

All amounts in thousands, except as otherwise stated

The changes in foreign exchange variation and Income Tax and Social Contribution under "Other comprehensive income" are as follows:

	Exchange variation	IR	Net effect
At December 31, 2019	**(2,560,436)**	**768,865**	**(1,791,571)**
Exchange variation recorded in the period on OCI / IR	(2,611,828)	783,549	(1,828,279)
Exchange variation transferred to profit or loss / IR	75,162	(22,549)	52,613
At March 31, 2020	**(5,097,102)**	**1,529,865**	**(3,567,237)**

18.4 Credit quality of financial assets

(a) Trade accounts receivable

Virtually none of Company's clients have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from clients in Brazil and abroad.

On March 31, 2020 and 2019, considering the stages 1, 2 and 3 of expected credit losses, the percentage of trade accounts receivable by risk ratings was as follows:

			Mar/2020	Dec/2019 (%)
1	Minimal Risk		77.35	74.23
2	Low Risk		11.01	14.89
3	Medium Risk		6.98	7.82
4	High Risk		0.85	1.06
5	Very High Risk	(i)	3.81	1.99

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators:

	Last 12 months	
	Domestic market	Export market
March 31, 2020	0.07%	0.13%
December 31, 2019	0.05%	0.17%
March 31, 2019	0.08%	0.19%

This calculation considers the amount of accounts receivable overdue more than 30 days, divided by consolidated gross revenue in the last 12 months.

All amounts in thousands, except as otherwise stated

(b) Other financial assets

In order to determine the credit ratings of counterparties of financial assets classified under cash and cash equivalents, and financial investments, the Company uses the risk rating of agencies Standard & Poor's, Moody's and Fitch Ratings, within the limits established in its financial policy approved by the Board of Directors.

		Mar/2020	Dec/2019
Financial assets with risk assessment			
AAA		10,266,016	5,475,075
AA+		147,189	109,933
AA-		1,344,805	1,458,424
A+		156,013	159,848
A			121,132
A-		1,319,804	1,171,746
		13,233,827	8,496,158
Financial assets without risk assessment			
Other financial assets with no risk assessment	(i)	10,815	4,934
		10,815	4,934
Total		**13,244,642**	**8,501,092**

(i) Investments approved by the Management of the Company, in accordance with the financial policy.

18.5 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a) Selection of risks

On March 31, 2020, the main risks that can affect the value of Company's financial instruments are:

- U.S. dollar/Brazilian real exchange rate;
- Mexican peso/Brazilian real exchange rate;
- Libor floating interest rate;
- Selic interest rate;
- CDI interest rate;
- TJLP interest rate; and
- IPCA interest rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

All amounts in thousands, except as otherwise stated

(b) Value at risk

The value at risk of the derivatives held by the Company which is defined as the loss that could result in one month as from March 31, 2020, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$93,510 for put options and call options (Note 18.2.1 (a.i)), US$1,312 for the swap of Libor related to Braskem Idesa project, US$29,635 for Dollar swap (Note 18.2.1(a.ii)) and US$9,006 for NCE swap.

(c) Selection of scenarios

(c.i) Probable scenario

The *Focus* Market Readout published by the Central Bank of Brazil on was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, the Selic interest rate and the CDI interest rate, based on March 30, 2020.

The probable scenario for the TJLP rate considers the same variation as in the Selic policy rate, i.e., a reduction of 0.25 p.p. to 4.69%.

Since the Market Readout survey does not include consensus forecasts for the Libor rate, Braskem used as a reference for the probable scenario the future index curve, comparing the value at the end of 2020 against Libor's current value. For adverse scenarios, increases of 25% and 50% from current market levels were adopted.

(c.i.i) Effects of COVID-19

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date March 31. Given the instability in the current economic scenario caused by the COVID-19 pandemic, interest rates and foreign exchange rates are affected on a daily basis. Therefore, during the period for reporting these Quarterly Financial Statements the current value and the probable scenario of these parameters may have changed. However, the gains and losses for Braskem in these probable stress scenarios are analyzed by increasing each variable as of the reporting date by 25% and 50%. The results of this analysis are presented in Note (c.ii).

All amounts in thousands, except as otherwise stated

(c.ii) Possible and extreme adverse scenario

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario.

			Gain (losses)
Instrument / Sensitivity	**Probable**	**Possible adverse (25%)**	**Extreme adverse (50%)**
Brazilian real/U.S. dollar exchange rate			
Bonds	4,900,660	(9,115,880)	(18,231,760)
Braskem Idesa borrowings	1,134,897	(2,111,059)	(4,222,117)
Export prepayments	143,667	(267,240)	(534,480)
Investments	134,001	(249,259)	(498,519)
SACE	293,097	(545,199)	(1,090,398)
Dollar put option	530,615	(2,014,850)	(3,312,643)
Dollar swap			
Swap NCE	74,319	(138,244)	(276,488)
Dollar swap x CDI	250,351	(459,286)	(920,810)
Financial investments abroad	843,577	(1,569,165)	(3,138,330)
Libor floating interest rate			
Export prepayments	(7,931)	(39,654)	(79,308)
Swaps	(26,542)	13,404	26,724
Braskem Idesa borrowings	(100,159)	(500,795)	(1,001,589)
CDI interest rate			
Export credit notes	16,094	(16,462)	(32,154)
Debentures	5,238	(4,985)	(9,943)
Financial investments in local currency	(14,803)	55,525	111,070
IPCA interest rate			
Debentures	5,369	(12,582)	(25,560)
TLP interest rate			
FINAME		(2)	(5)
Selic interest rate			
Leniency agreement	8,792	(33,207)	(66,790)

All amounts in thousands, except as otherwise stated

19 Taxes payable

The information related to taxes payable was presented in the Company's 2019 annual financial statements, in Note 21.

	Consolidated		Parent company	
	Mar/2020	Dec/2019	Mar/2020	Dec/2019
Brazil				
IPI	81,715	58,945	81,715	58,945
ICMS	225,473	184,728	222,382	181,188
PIS and COFINS	200,611	150,664	197,914	147,867
Other	34,453	37,857	33,002	35,925
Other countries				
Value-added tax	12,696	11,933		
Other	36,851	8,112		
Total	**591,799**	**452,239**	**535,013**	**423,925**
Current liabilities	452,048	322,886	395,262	294,572
Non-current liabilities	139,751	129,353	139,751	129,353
Total	**591,799**	**452,239**	**535,013**	**423,925**

All amounts in thousands, except as otherwise stated

20 Income tax ("IR") and social contribution ("CSL")

The information related to income tax and social contribution was presented in the Company's 2019 annual financial statements, in Note 22.

(a) Reconciliation of the effects of income tax and social contribution on profit or loss

			Consolidated		Parent company
	Note	Mar/2020	Mar/2019	Mar/2020	Mar/2019
	2.3		Restated		Restated
Income (loss) before IR and CSL		**(5,876,956)**	**1,192,290**	**(4,885,108)**	**1,181,694**
IR and CSL at the rate of 34%		1,998,165	(405,379)	1,660,937	(401,776)
Permanent adjustments to the IR and CSL calculation basis					
IR and CSL on equity in results of investees		(2,645)	(1,149)	(260,940)	182,980
Tax benefits (Sudene and PAT)			54,304		54,304
Difference of rate applicable to each country		(129,723)	157,914		
Other permanent adjustments		(47,792)	(80,808)	(163,904)	(88,950)
Effect of IR and CSL on results of operations		**1,818,005**	**(275,118)**	**1,236,093**	**(253,442)**
Breakdown of IR and CSL:					
Current IR and CSL expense					
Current year		(89,372)	(125,174)	(69)	(67,140)
		(89,372)	**(125,174)**	**(69)**	**(67,140)**
Deferred IR and CSL expense					
Origination and reversal of temporary differences		1,907,377	(149,944)	1,236,162	(186,302)
		1,907,377	**(149,944)**	**1,236,162**	**(186,302)**
Total		**1,818,005**	**(275,118)**	**1,236,093**	**(253,442)**

All amounts in thousands, except as otherwise stated

(b) Breakdown of deferred income tax and social contribution

(b.i) According to tax collection records

	Consolidated		Parent company	
Asset	Mar/2020	Dec/2019	Mar/2020	Dec/2019
Tax losses (IR) and negative base (CSL)	4,204,912	2,150,692	523,505	58,421
Goodwill amortized	17,888	21,677	3,097	3,188
Exchange variations	4,478,207	1,132,351	4,478,207	1,132,351
Temporary adjustments	2,333,276	2,357,267	2,260,605	2,318,243
Business combination	78,207	85,539	78,207	85,539
Tax credits	50,790	49,833	50,790	49,833
Other	45,131	62,288	31,974	31,972
	11,208,411	5,859,647	7,426,385	3,679,547
Liability				
Amortization of goodwill based on future profitability	722,535	722,685	715,568	715,568
Tax depreciation	1,934,766	1,911,214	925,042	946,695
Temporary adjustments	530,099	424,400		
Business combination	1,302	1,302	1,302	1,302
Present value adjustment and amortized cost	17,170	11,276	27,778	11,276
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	383,917	393,773	373,309	393,773
Other	6,513	5,437	3,515	3,516
	3,596,302	3,470,087	2,046,514	2,072,130

(b.ii) Offset for the purpose of presentation in the balance sheet (consolidated)

				Mar/2020
	Headquarters (Country)	Tax calculation	IR and CSL Offsetting	Balance
Assets				
Braskem S.A.	Brazil	7,426,385	(2,046,514)	5,379,871
Braskem Argentina	Argentina	1,838		1,838
Braskem Alemanha	Germany	36,667		36,667
Braskem Chile	Chile	183	(183)	
Braskem Idesa	Mexico	3,654,089	(1,146,452)	2,507,637
Braskem México Serviços	Mexico	7,884		7,884
Cetrel	Brazil	24,098	(5,648)	18,450
DAC	Brazil	57,267	(1,320)	55,947
		11,208,411	(3,200,117)	8,008,294
Liabilities				
Braskem S.A	Brazil	2,046,514	(2,046,514)	
Braskem America	USA	393,370		393,370
Braskem Chile	Chile	2,998	(183)	2,815
Braskem Idesa	Mexico	1,146,452	(1,146,452)	
Cetrel	Brazil	5,648	(5,648)	
DAC	Brazil	1,320	(1,320)	
		3,596,302	(3,200,117)	396,185

All amounts in thousands, except as otherwise stated

	Headquarters (Country)	Tax calculation	IR and CSL Offsetting	Dec/2019 Balance
Assets				
Braskem S.A.	Brazil	3,679,547	(2,072,130)	1,607,417
Braskem Argentina	Argentina	1,010		1,010
Braskem Alemanha	Germany	28,176		28,176
Braskem Chile	Chile	162	(162)	
Braskem Idesa	Mexico	2,056,723	(1,117,641)	939,082
Braskem México Serviços	Mexico	9,677		9,677
Cetrel	Brazil	24,313	(5,846)	18,467
DAC	Brazil	60,039	(1,272)	58,767
		5,859,647	**(3,197,051)**	**2,662,596**
Liabilities				
Braskem S.A	Brazil	2,072,130	(2,072,130)	
Braskem America	USA	271,285		271,285
Braskem Chile	Chile	1,913	(162)	1,751
Braskem Idesa	Mexico	1,117,641	(1,117,641)	
Cetrel	Brazil	5,846	(5,846)	
DAC	Brazil	1,272	(1,272)	
		3,470,087	**(3,197,051)**	**273,036**

(c) Realization of deferred income tax and social contribution

In the period ended March 31, 2020, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

21 Sundry provisions

The information on sundry provisions was presented in the 2019 annual financial statements of the Company, in Note 23.

	Consolidated		Parent company	
	Mar/2020	Dec/2019	Mar/2020	Dec/2019
Provision for customers rebates	347,930	365,155	345,442	362,074
Provision for environmental damages	49,127	84,110	11,579	22,536
Other	67,197	55,941	35,363	31,258
Total	**464,254**	**505,206**	**392,384**	**415,868**
Current liabilities	150,102	203,134	113,730	141,319
Non-current liabilities	314,152	302,072	278,654	274,549
Total	**464,254**	**505,206**	**392,384**	**415,868**

All amounts in thousands, except as otherwise stated

22 Contingencies

22.1 Claims with probable loss and contingent liabilities arising from business combinations

The description of the main contingent liabilities of the Company was presented in the 2019 annual financial statements, in Note 24.1.

	Consolidated		Parent company	
	Mar/2020	Dec/2019	Mar/2020	Dec/2019
Labor claims	322,963	315,437	319,647	312,148
Tax claims				
Normal operations				
IR and CSL	22,395	22,284	22,395	22,284
PIS and COFINS	197,355	196,356	197,355	196,356
ICMS	69,316	70,645	69,316	70,645
Other tax claims	17,967	18,475	14,326	14,837
	307,033	**307,760**	**303,392**	**304,122**
Business Combination				
IR and CSL	3,617	3,581	3,617	3,581
PIS and COFINS	63,933	63,291	63,933	63,291
ICMS - interstate purchases	300,496	297,456	300,496	297,456
	368,046	**364,328**	**368,046**	**364,328**
Corporate claims	120,140	118,485	120,140	118,485
Civil claims and other	47,581	45,514	45,103	43,145
	1,165,763	**1,151,524**	**1,156,328**	**1,142,228**

All amounts in thousands, except as otherwise stated

22.2 Claims with possible chance of loss

The description of the main claims with possible losses are presented in the 2019 annual financial statements, in Note 24.2.

	Consolidated	
	Mar/2020	**Dec/2019**
Civil claims - Alagoas	33,877,692	33,973,320
Civil claims - Other	786,360	769,126
Tax claims	6,298,142	6,199,283
Labor claims	554,647	642,229
Other lawsuits	559,928	546,743
Total	**42,076,769**	**42,130,701**

23 Leniency agreement

Global Settlement with authorities

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations ("Investigation") and to report their findings. The Company cooperated and continues to cooperate with government authorities from various jurisdictions, including the Department of Justice of the United States (DoJ), the Securities and Exchange Commission of the United States (SEC), the Federal Prosecution Office (MPF) and the Swiss Office of the Attorney General (OAG).

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office ("MPF Agreement") and with U.S. and Swiss authorities ("Global Settlement"), in the approximate amount of US$957 million (approximately R$3.1 billion, at the time), which were officially ratified as follows:

1. In Brazil, the MPF Agreement was ratified by the 5th Coordination and Review Chamber of the MPF on December 15, 2016, with ratification by the 13th Federal Court of Curitiba on June 6, 2017.
2. The agreement with the U.S. Department of Justice ("DoJ") was confirmed by a U.S. court ruling on January 26, 2017 ("Plea Agreement").
3. The agreement with the Securities and Exchange Commission ("SEC") was confirmed on February 28, 2017.
4. The agreement with the Swiss authorities did not require ratification to produce effects; on December 21, 2016, the OAG concluded its investigations and issued an order to conclude the case based on the Company's collaboration.

Of the aggregate amount of the Global Settlement, the Company already has paid approximately R$2.3 billion, as follows:

1. US$94,894 (R$296,591) to the DoJ, paid on February 8, 2017;
2. US$65,000 (R$206,460) to the SEC, paid on April 27, 2017;
3. CHF30,240 (R$104,307) to the Swiss Office of the Attorney General, paid on June 27, 2017;
4. R$736,445 to the MPF, paid on July 6, 2017;

All amounts in thousands, except as otherwise stated

5. R$267,985 to the MPF, related to the first of six annual installments due by 2023, paid on January 30, 2018;
6. CHF16,065 (R$62,021) to the Swiss Office of the Attorney General, related to the first of four annual installments due by 2021, paid on June 28, 2018;
7. R$278,034 to the MPF, related to the second of six annual installments payable until 2023, paid on January 30, 2019; and
8. CHF16,065 (R$58,034) to the Swiss Office of the Attorney General, related to the second of four annual installments payable until 2021, paid on June 27, 2019.
9. R$257,256 paid on January 30, 2020 to the Federal Government corresponding to the annual installment of the leniency agreements entered into with the MPF and with the CGU and AGU, as described above.

As informed to the market on July 10, 2018 and as per the material fact notice on May 27, 2019, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office Of The Federal Controller General ("CGU") and the Office of the Attorney General ("AGU"), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 ("CGU/AGU Agreement" and, jointly with the Global Settlement, "Agreements").

The CGU/AGU Agreement addresses the same facts that are the subject of the Global Settlement entered into in December 2016 and provides for an additional disbursement of approximately R$410 million due to the calculations and parameters adopted by CGU/AGU. In response to a request by the Company and the MPF, the Federal Courts ratified the allocation of funds under the MPF Agreement to the payment of the CGU/AGU Agreement. The outstanding installments of the MPF Agreement will benefit from CGU/AGU Agreement and will now be restated by the variation in the SELIC basic interest rate as of the execution of the CGU/AGU Agreement. The additional disbursement of approximately R$410 million will be paid in two annual installments at the end of the payment schedule of the MPF Agreement, in 2024 and 2025.

The AGU, CGU and MPF agreed to allocate most of the amounts received under the Agreements to the reparation of victims of the wrongdoings, including other public authorities and agencies, and to adopt monitoring measures of such third parties with which Braskem comes to start negotiations in connection with the matters under the Agreements, seeking to avoid the duplication of compensation.

The amount of outstanding installments, after the CGU/AGU Agreement, discounting the installment paid on January 30, 2020, is approximately R$1.5 billion and will be paid as follows:

1. CHF32,130 to the Swiss Office of the Attorney General, corresponding to four outstanding annual installments of CHF16,065 due on June 30 of each year as from 2020;
2. Approximately R$900 million under the MPF Agreement and CGU/AGU Agreement, in three annual, equal and successive installments adjusted by the variation in the SELIC rate , payable on January 30 of each year as from 2021. To guarantee payment of the installments of these installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment; and
3. R$409,876 under the CGU/AGU Agreement, adjusted by the variation in the SELIC rate as from the execution date of such agreement, with the first installment of R$284,665 payable on January 30, 2024 and the second, of R$125,211, payable on January 30, 2025.

In 2019, the Company also began negotiations with the Bahia State Prosecution Office, which also adhered to the MPF Agreement, as well as with the Rio Grande do Sul State Prosecution Office, which also adhered to the MPF Agreement. No additional payment is expected to be made by the Company to both offices.

All amounts in thousands, except as otherwise stated

The Agreements do not exempt the company from other third parties, with legitimate interest, seeking indemnity for damages caused by the facts covered by the Agreements, including other authorities that seek to impose new pecuniary sanctions or fines or initiate new investigations into the Company. Therefore, even if the Company does not anticipate the need for any additional payment, it cannot guarantee that the total amount agreed will be sufficient for full reparation of any injured parties.

The Company will continue to cooperate with the competent public authorities, while improving its compliance and anti-corruption practices. For the last three years, the Company was subject to external independent monitoring as a result of the Agreements. The monitors were responsible for verifying compliance with the Global Settlement, as well as the efficacy of internal controls, policies and procedures of the Company in reducing the risk of noncompliance with anti-corruption laws.

In March 2020, based on the certification report issued by the independent monitors, the MPF confirmed the end of the monitorship, the effectiveness of the Company's compliance program and the fulfillment of the obligations under the MPF Agreement. Subsequently, on May 13, 2020, the DoJ and the SEC confirmed the conclusion of the monitorship established under the agreements signed on December 21, 2016 ("Agreements") with said authorities. As per the Material Fact notice disclosed by the Company at the time, "the decision of the DoJ and SEC was based on a final report by the independent monitors that attested to the implementation, by the Company, of all the recommendations for structuring and executing its compliance program and that found said program in compliance with the standards established in the Agreements."

The Company is in compliance with all of its obligations under the Agreements.

24 Geological phenomenon - Alagoas

The Company operated, until May 2019, salt mining wells located in the city of Maceió, state of Alagoas, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. Right after a geological phenomenon in the region in March 2018, the Company started studies through independent specialist institutions to identify the causes of the geological phenomenon and measures to be taken.

In May 2019, the Brazilian Geological Service (CRPM) issued a report on the phenomenon claiming its causes were related to Braskem's salt mining operations. This geological phenomenon of unknown causes is being investigated, which requires a series of studies. Given the soil instability in the districts of Pinheiro, Mutange, Bebedouro and Bom Parto and the risk for residents in the region, on May 9, 2019, Braskem decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

With support from independent institutions and nationally and internationally renowned specialists, the Company conducted and has been conducting studies focusing on (i) identifying the causes of the geological phenomenon; and (ii) analyzing the situation of the wells. The studies have been shared with the National Mining Agency (ANM), with which the Company has been maintaining constant dialogue.

On November 14, 2019, Braskem presented to the ANM measures for definitively shutting down its salt mining activities in Maceió, with the closure of its wells, and proposed the creation of a protective area surrounding certain wells as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanics of salt wells, and are being adopted in coordination with the Brazilian Civil Defense and other authorities.

On December 31, 2019, based on its assessment and on that of its external legal advisors, and considering the existing information, the dialogue with authorities and the best estimate of expenses with the various safety measures for residents, the Company recorded a provision of R$3,383.067, of which R$1,450.476 is under

All amounts in thousands, except as otherwise stated

current liabilities and R$1,932,591 is under non-current liabilities. On March 31, 2020, the provision amounted to R$3,177,798, of which R$1,715,919 is under current liabilities and R$1,461,879 is under non-current liabilities. Due to the inherent change in the assumptions related to the provisions arising from new facts and circumstances, execution time and extent of the action plans, the findings of future studies conducted by experts and the outcome of pending lawsuits, the provision may be adjusted over time to reflect new developments.

The following table shows the changes in the provision for the period:

	Consolidated
Balance at December 31, 2019	**3,383,067**
Payments	(155,951)
Provisions (reversal of provisions)	(4,794)
Present value adjustment	(44,524)
Balance at March 31, 2020	**3,177,798**
Current liability	1,715,919
Non-current liability	1,461,879
Total	**3,177,798**

The aggregate amount of this provision could vary in accordance with the current phase of ongoing negotiations with the authorities for reaching a potential environmental agreement involving especially a solution for stabilizing the salt wells located in the region affected by the geological phenomena. For Braskem, the goal of a potential agreement is to afford greater legal security for its plan involving the actions being studied, with the suspension and/or termination of the processes currently in place for this material. The potential agreement is still highly uncertain and subject to the conclusion of ongoing negotiations and to approval by the Company and the competent Authorities. Therefore, the provisions recognized in these financial statements do not include the result of this potential agreement, since it is not possible to reliably estimate the amount or to ensure that the ongoing negotiations will be successful. The estimate of the economic impact of the potential agreement will depend on (i) any agreement on the environmental recovery plan and a detailed assessment of the estimates of the amounts to be disbursed, (ii) an analysis of the detailed scope of this plan to determine its correspondence to the initiatives and amounts for which provisions already have been accrued; and (iii) the moment of the execution of the plan and expenditures, which will impact the present value of obligations. All accounting impacts, if any, will be recognized in the period in which such agreement is executed.

The main factors of the provision result from:

a. Support for relocating and compensation for the residents of the Risk Areas, under the Agreement entered into with the State Prosecution Office (MPE), the State Public Defender's Office (DPE), the Federal Prosecution Office (MPF) and the Federal Public Defender's Office (DPU), see details of the Agreement entered into in item (i) below, as well as of the Protection Area, which was demarcated based on the extension of the radius of the wells with anomalies that were identified using sonar.

The provision in the amount of R$1,687,700 encompasses expenses with actions such as:

- Reallocation, rent allowance, household goods transportation and furniture storage;

- Negotiation of individual settlements for compensation of the residents affected.

b. Actions for closing and monitoring the salt wells: based on the findings of sonars and geomechanics studies, Braskem has planned stabilization and monitoring actions for all 35 existing salt mining wells:

  - For four of them, the recommendation is that they be filled with solid material, a process that should take three years;
  - For the other 31 wells, the recommended actions are conventional closure, confirmation of the status of natural filling and monitoring;
  - For 15 wells, including the four to be filled with solid material, the recommendation is that a protection area be created in the surrounding area and that they be monitored.

The total expenses estimated for implementation of these measures in the 35 wells is R$1,011,695, calculated based on the existing techniques and possible solutions for the current conditions of the wells, which could change in the future based on new studies and natural alterations in the structure of the wells over time;

c. Other measures not covered by the Agreement are (i) actions related to the Technical Cooperation Agreements entered into with the Civil Defense; (ii) agreement with the Labor Prosecution Office (MPT) in the amount of R$40 million (note 24.1 (ii)); (iii) matters classified as a present obligation for the Company, even if not yet formalized; and (iv) expenses with engaging external advisors and experts to conduct studies for understanding the geological phenomenon and supporting the execution of the actions recommended by the studies. The expenses estimated and included in the accounting provision related to these additional measures amount to R$683,672 and are subject to changes as the studies and actions in the region advance.

Under the terms of the Agreement, after the transfer of ownership of the properties, the Company undertakes to hire a third party specialized in private surveillance for the care and safety of the area and to adopt necessary measures to prevent proliferation of vectors of diseases to people and animals. The definition of the necessary measures for the recovery of areas potentially impacted by salt mining activities depends on diagnosis of the area and further discussion between the Company and the competent authorities (including ANM).

All obligations assumed under the Agreement do not constitute the recognition of culpability or liability by the Company for the relocation of the people from the risk areas. Braskem will continue to collaborate with the authorities, with the support of independent experts, to identify the causes of the geological events and the implementation of actions to ensure the safety of the communities in the affected districts.

The Company is negotiating with its insurers the coverage of its insurance policies. These negotiations are in the early stages. Therefore, the payment of compensation will depend on an assessment of the insurance coverage under these policies. Given the uncertainties regarding the matter, no payment of compensation was recognized in the financial statements of the Company.

All amounts in thousands, except as otherwise stated

24.1 Lawsuits pending

In the context of this event, the following lawsuits were filed against the Company:

(i) Public-Interest Civil Action (ACP) filed by the Alagoas State Prosecution Office (MPE) and the Alagoas State Public Defender's Office (DPE) – Reparation for residents

This action sought a preliminary injunction for the freezing of R$3.7 billion and the award of damages for losses caused to the residents of the districts of Pinheiro, Mutange and Bebedouro, which was estimated by Plaintiffs at R$7.1 billion.

On January 3, 2020, the court ratified the Agreement to Support the Relocation of People in Risk Areas ("Agreement"), entered into by Braskem and the State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU"). The Agreement was ratified by the Federal Judge of the 3rd Court of the State of Alagoas and produced the following effects:

(i) Unfreezing of R$3.7 billion (*) previously frozen from the cash balance of Braskem in the context of the Public-Interest Civil Action,

(ii) Substitution of the guarantee insurance already offered by the Company to the Court, in the amount of approximately R$6.4 billion, by two guarantee insurance in the aggregate amount of approximately R$3 billion, of which R$2 billion is to secure the Public-Interest Civil Action filed by the DPE and MPE and R$1 billion is to secure the Public-Interest Civil Action filed by the MPF;

(iii) Elimination of the risk of another freezing of accounts in connection with the Public-Interest Civil Action;

(iv) Dismissal of the action in part with regard to the residents of the area envisaged in the Agreement who opt to enter into individual settlements with the Company to receive financial compensation for relocating from the area.

(*) The unfreezing took place in January 2020. On December 31, 2019, the updated amount is presented in the caption judicial deposits in current assets in the amount of R$2,571,683 and in non-current assets in the amount of R$1,174,424 corresponding to the long-term portion of the payment schedule.
The Agreement aims to regulate cooperative actions for the relocation of residents from the risk areas and for ensuring their safety without any recognition of fault or causal connection between the geological phenomenon and the activities of the Company. The Agreement area encompasses approximately 4,500 real properties and 17,000 residents, who will be benefited by the Financial Compensation and Support for Relocation Program ("Program") previously implemented by Braskem only for residents affected by the implementation of the protection area.

The Program provides for relocation allowance, rent allowance, household goods transportation, costs with real estate agency, furniture storage costs and assistance from psychologists and social workers. A Residents Center was created with a structure dedicated exclusively to serving and supporting the residents of the districts located in the risk area.

Three Technical Cooperation Agreements were entered into with the Municipal Government of Maceió and the Civil Defense with the aim of establishing a mutual cooperation between the parties for activities to mitigate risks and to ensure public safety. The agreements encompass the execution of studies to understand the phenomenon (high-resolution seismic survey, analysis and seismic survey of the lake, airborne gravimetry, etc.),

All amounts in thousands, except as otherwise stated

structure of the monitoring network in the districts and region of the salt wells, installation of a meteorological station, donation of equipment to the Municipal Civil Defense, among other things.

To implement the actions envisaged in the Agreement, the Company undertook to maintain R$1.7 billion in a checking account, with minimum working capital of R$100 million, whose transactions will be verified by an external audit company.

(ii) Public-Interest Civil Action filed by the Alagoas State Labor Prosecution Office (MPT-AL) – Reparation for workers

Public-Interest Civil Action with a preliminary injunction to freeze a total of R$2.5 billion to guarantee any indemnification for material damages to workers affected by the geological phenomenon. In said lawsuit, the MPT-AL also claimed indemnification of the workers for moral damages of R$1 billion and other obligations in the amount of R$125 million, totaling the value of R$3.6 billion.

On October 10, 2019, the tenured judge of the lawsuit denied the injunction sought by the MPT-AL.

On February 14, 2020, the Company entered into an agreement with the Labor Prosecution Office (MPT) in the amount of R$40 million for implementation of the Program for Recovery of Business and Promotion of Educational Activities for residents and workers from the districts affected by the geological phenomenon. The program consists of support for the construction of daycare centers and schools and for administering professional training programs, as well as support for the Civil Defense to hire skilled professionals to continue monitoring the risk areas in the districts affected.

With the agreement, the MPT agreed to end the public-interest civil action, releasing Braskem from all claims after the Company makes a judicial deposit of R$40 million, which will be done within 10 business days as from ratification of the agreement by the judge, which occurred on March 3, 2020.

(iii) Public-Interest Civil Action filed by the Alagoas State Federal Prosecution Office (MPF-AL) – Social-environmental reparation

Public-Interest Civil Action against Braskem and other defendants seeking approximately R$28.7 billion for social, environmental and property damages, as well as various other corrective and environmental compliance measures, safety plans and the suspension of the Company's government benefits.

In the preliminary injunction phase, the following main claims were made: (i) the accrual of an own private fund in the initial amount of R$3.1 billion for the execution of social and environmental programs and of emergency measures, and the maintenance in said fund of working capital in the amount of R$2 billion or, after the financial schedule is approved, an amount equivalent to 100% of the expenses projected for the subsequent 12-month period; (ii) the presentation of guarantees in the amount of RR20,5 billion; (iii) a prohibition on the encumbrance or divestment of any of the Company's fixed assets and on the distribution of profits; (iv) a court-ordered freeze of any profits not distributed as of the date hereof; and (v) a suspension of financing with the Brazilian Development Bank (BNDES) and of government incentives, as well as on the prepayment of financial transactions with the BNDES.

In January 2020, the judge of the 3rd Federal Court of Alagoas denied the preliminary requests of the Alagoas State Federal Prosecution Office against the Company stated above.

All amounts in thousands, except as otherwise stated

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

(iv) Action for Damages – Pinheiro District Property

Action for Damages filed by Construtora H. Lobo (under court-supervised reorganization), a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. The plaintiff is claiming damages of R$141 million.

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

24.2 Industrial activity

Since the shutdown of its salt mining activities, the Company has been working to adapt its chlor-alkali plant to operate with solid salt to be acquired in the domestic market and/or imported from other regions. The Company expects to resume its industrial activities during the second half of 2020.

25 Long-term incentive plan ("ILP Plan")

On March 19, 2020, the Board of Directors approved a new program, the "ILP Plan 2020," in accordance with the terms and conditions of the ILP Plan, which includes the list of eligible persons, the deadline for acquiring own shares by participants and the number of restricted shares to be delivered to participants as matching contribution for each own share acquired. The maximum number of shares the Company expects to deliver to the participants of the ILP Program 2020, after the vesting period and subject to compliance with all necessary requirements, is approximately 1,548,000 shares. The program's grant date is April 1, 2020. The shares to be delivered by the Company to participants of the ILP Program 2018 are those currently held in treasury or acquired through repurchase programs, and in the event said shares cannot be delivered, the Company will pay participants in cash the amount corresponding to the shares, based on the quote on the stock exchange on the second business day immediately prior to the respective payment date.

All amounts in thousands, except as otherwise stated

26 Equity

The information related to the Company's shareholders' equity was presented in its 2019 annual financial statements, in Note 29.

(a) Capital

On March 31, 2020, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,218,554 shares with no par value, distributed as follows:

								Amount of shares	
		Common shares	%	Preferred shares class A	%	Preferred shares class B	%	Total	%
Odebrecht		226,334,623	50.11	79,182,498	22.95			305,517,121	38.33
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			27,366,378	7.93			27,366,378	3.43
Other		12,907,077	2.86	161,512,458	46.80	500,230	100.00	174,919,765	21.94
Total		**451,668,652**	**100.00**	**343,823,073**	**99.64**	**500,230**	**100.00**	**795,991,955**	**99.85**
Treasury shares				1,226,599	0.36			1,226,599	0.15
Total		**451,668,652**	**100.00**	**345,049,672**	**100.00**	**500,230**	**100.00**	**797,218,554**	**100.00**

(i) American Depositary Receipts traded on the New York Stock Exchange (USA).

All amounts in thousands, except as otherwise stated

(b) Other comprehensive income

										Consolidated
	Attributed to shareholders' interest									
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments of trade accounts receivable (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Fair value of hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
On December 31, 2018	**151,214**	**5,957**	**(9,469)**	**(7,626,515)**	**(257,508)**	**(53,574)**	**2,166,875**	**(5,623,020)**	**(565,902)**	**(6,188,922)**
Additional indexation										
Realization by depreciation or write-off assets	(10,120)							(10,120)		(10,120)
Income tax and social contribution	3,441							3,441		3,441
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(365)							(365)		(365)
Income tax and social contribution	124							124		124
Fair value adjustments										
Accounts receivable		18						18		18
Foreign sales hedge										
Exchange rate				(24,266)				(24,266)	39,986	15,720
Transfer to result				307,073				307,073	15,203	322,276
Income tax and social contribution				(89,531)				(89,531)	(16,557)	(106,088)
Fair value of Cash flow hedge										
Change in fair value					32,608			32,608	(8,569)	24,039
Transfer to result					14,400			14,400	4,074	18,474
Income tax and social contribution					(16,522)			(16,522)	1,348	(15,174)
Fair value of cash flow hedge from jointly-controlled (RPR)					277			277		277
ILP PLan fair value										
Change in fair value		2,815						2,815	41	2,856
Income tax and social contribution		(695)						(695)		(695)
Foreign currency translation adjustment							25,926	25,926	(18,502)	7,424
On March 31, 2019	**144,294**	**8,095**	**(9,469)**	**(7,433,239)**	**(226,745)**	**(53,574)**	**2,192,801**	**(5,377,837)**	**(548,878)**	**(5,926,715)**

All amounts in thousands, except as otherwise stated

Consolidated

	Attributed to shareholders' interest									
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments of trade accounts receivable (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Fair value of hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
On December 31, 2019	123,614	19,545	(9,469)	(6,893,066)	(218,589)	(163,066)	2,383,492	(4,757,539)	(525,430)	(5,282,969)
Additional indexation										
Realization by depreciation or write-off assets	(10,120)							(10,120)		(10,120)
Income tax and social contribution	3,441							3,441		3,441
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(273)							(273)		(273)
Income tax and social contribution	93							93		93
Fair value adjustments										
Accounts receivable		(62)						(62)		(62)
Foreign sales hedge										
Exchange rate				(8,792,554)				(8,792,554)	(652,958)	(9,445,512)
Transfer to result				456,419				456,419	18,790	475,209
Income tax and social contribution				2,758,187				2,758,187	190,252	2,948,439
Fair value of Cash flow hedge										
Change in fair value					(1,006,029)			(1,006,029)	7,612	(998,417)
Transfer to result					(152,242)			(152,242)	(50,748)	(202,990)
Income tax and social contribution					388,636			388,636	12,941	401,577
Fair value of cash flow hedge from jointly-controlled (RPR)					2,501			2,501		2,501
ILP PLan fair value										
Change in fair value		(45)						(45)	(443)	(488)
Income tax and social contribution		(963)						(963)		(963)
Foreign currency translation adjustment							4,108,359	4,108,359	(41,735)	4,066,624
Effect of CPC 42 / IAS 29 - hyperinflation							1,352	1,352		1,352
On March 31, 2020	116,755	18,475	(9,469)	(12,471,014)	(985,723)	(163,066)	6,493,203	(7,000,839)	(1,041,719)	(8,042,558)

(i) Transfer to the income statement when divestment or transfer of control of subsidiary.
(ii) Transfer to retained earnings as the asset is depreciated or written-off/sold.
(iii) For receivables classified as fair value through other comprehensive income, transfer to the income statement when attainment of jurisdiction or early liquidation. For the ILP Plan, Transfer to retained earnings according to the grace period of the plan.
(iv) Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(v) Transfer to retained earnings when the extinction of the plan.
(vi) Transfer to the income statement when write-off of subsidiary abroad.

All amounts in thousands, except as otherwise stated

27 Earnings per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

		Basic and diluted
	Mar/2020	Mar/2019
		Restated
Profit (loss) for the year attributed to Company's shareholders	(3,649,015)	928,252
Distribution of priority dividends attributable to:		
Preferred shares class "A"		208,450
Preferred shares class "B"		303
		208,753
Distribution of 6% of unit price of common shares		273,840
Distribution of excess profits, by class:		
Common shares		253,041
Preferred shares class "A"		192,618
		445,659
Reconciliation of income available for distribution, by class (numerator):		
Common shares	(2,070,556)	526,881
Preferred shares class "A"	(1,576,166)	401,068
Preferred shares class "B"	(2,293)	303
	(3,649,015)	928,252
Weighted average number of shares, by class (denominator):		
Common shares	451,668,652	451,668,652
Preferred shares class "A"	343,823,073	343,814,914
Preferred shares class "B"	500,230	500,230
	795,991,955	795,983,796
Profit per share (in R$)		
Common shares	(4.5842)	1.1665
Preferred shares class "A"	(4.5842)	1.1665
Preferred shares class "B"	(4.5842)	0.6057

All amounts in thousands, except as otherwise stated

28 Net revenues

	Consolidated		Parent company	
	Mar/2020	Mar/2019	Mar/2020	Mar/2019
Sales revenue				
Domestic market				
Revenue	9,630,291	9,499,160	9,594,271	9,461,670
Rebates	(32,316)	(12,518)	(32,316)	(12,518)
	9,597,975	9,486,642	9,561,955	9,449,152
Foreign market				
Revenue	5,509,724	5,977,094	1,820,997	2,433,695
Rebates	11,268	(1,036)		
	5,520,992	5,976,058	1,820,997	2,433,695
	15,118,967	15,462,700	11,382,952	11,882,847
Sales and services deductions				
Taxes				
Domestic market	(2,389,726)	(2,424,667)	(2,383,776)	(2,420,130)
Foreign market	(7,298)	(7,019)		
Sales returns				
Domestic market	(48,333)	(27,840)	(48,333)	(27,840)
Foreign market	(48,965)	(25,221)	(34,809)	(1,237)
	(2,494,322)	(2,484,747)	(2,466,918)	(2,449,207)
Net sales and services revenue	12,624,645	12,977,953	8,916,034	9,433,640

29 Other income (expenses), net

			Consolidated
	Note	Mar/2020	Mar/2019
	2.3		Restated
Other income			
PIS and COFINS credits - exclusion of ICMS from the calculation basis			1,707,861
Fine on supply contract of raw material, net		30,809	125,263
Fixed assets disposal results		12,829	2,324
Tax Credits recovery		56,078	185
Insurance premium refund		26,942	871
Other		80,182	10,718
		206,840	**1,847,222**
Other expenses			
Leniency agreement			(409,876)
Allowance for judicial claims, net of reversals		(15,640)	(40,436)
Other		(16,387)	(42,826)
		(32,027)	**(493,138)**

All amounts in thousands, except as otherwise stated

30 Financial results

	Consolidated		Parent company	
	Mar/2020	Mar/2019	Mar/2020	Mar/2019
Financial income				
Interest income	134,354	212,264	80,079	170,685
Other	61,140	13,507	12,407	4,676
	195,494	225,771	92,486	175,361
Financial expenses				
Interest expenses	(753,508)	(518,911)	(752,757)	(462,681)
Monetary variations on fiscal debts	(14,139)	(22,635)	(14,139)	(22,627)
Discounts granted	(19,156)	(25,621)	(19,147)	(24,926)
Loans transaction costs - amortization	(35,825)	(36,654)	(1,518)	(11,370)
Adjustment to present value - appropriation	(57,642)	(183,056)	(56,192)	(182,047)
Interest expense on leases	(44,242)	(26,817)	(33,175)	(17,801)
Other	(301,330)	(85,643)	(256,211)	(37,242)
	(1,225,842)	(899,337)	(1,133,139)	(758,694)
Exchange rate variations, net				
On financial assets	152,115	(38,986)	286,232	17,196
On financial liabilities	(5,375,645)	(210,228)	(3,345,332)	(271,675)
	(5,223,530)	(249,214)	(3,059,100)	(254,479)
Total	(6,253,878)	(922,780)	(4,099,753)	(837,812)

31 Expenses by nature and function

	Consolidated		Parent company	
	Mar/2020	Mar/2019	Mar/2020	Mar/2019
Classification by nature:				
Raw materials other inputs	(9,304,535)	(9,179,482)	(7,100,639)	(7,175,059)
Personnel expenses	(771,482)	(637,105)	(527,712)	(457,875)
Outsourced services	(463,326)	(654,029)	(240,474)	(430,886)
Depreciation, amortization and depletion	(973,489)	(861,707)	(606,713)	(563,685)
Freights	(471,634)	(634,934)	(291,757)	(427,338)
Costs of idle industrial plants	(97,348)	(27,235)	(95,437)	(21,550)
PIS and COFINS credits - exclusion of ICMS from the calculation basis		1,707,861		1,707,861
Leniency agreement		(409,876)		(409,876)
Other general and administrative expenses	(158,131)	(162,998)	(71,328)	(173,901)
Total	(12,239,945)	(10,859,505)	(8,934,060)	(7,952,309)
Classification by function:				
Cost of products sold	(11,451,297)	(11,263,655)	(8,474,664)	(8,617,061)
Selling and distribution	(439,852)	(447,642)	(246,156)	(254,260)
(Loss) reversals for impairment of trade accounts receivable	(3,620)	(16,511)	(904)	(12,745)
General and administrative	(464,503)	(430,928)	(317,438)	(298,900)
Research and development	(55,486)	(54,853)	(31,018)	(31,253)
Other income	206,840	1,847,222	161,207	1,721,111
Other expenses	(32,027)	(493,138)	(25,087)	(459,201)
Total	(12,239,945)	(10,859,505)	(8,934,060)	(7,952,309)

All amounts in thousands, except as otherwise stated

32 Segment information

The Company made changes to its organizational structure with a view to capturing synergies in all regions to further improve the integration of its operations. As a result of these changes, the Management revised the structure of its internal reporting with a focus on its operational expansion and internationalization with a view to simplifying and streamlining the work and decision-making processes, which led it to adopt a new structure for reporting segments by region, as of 2020.

							Mar/2020
				Operating expenses			
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Consolidated
Reporting segments							
Brazil	12,319,070	(11,417,558)	901,512	(371,572)		106,622	636,562
USA and Europe	2,975,972	(2,627,033)	348,939	(144,232)		12,375	217,082
Mexico	819,524	(637,182)	182,342	(103,146)		27,409	106,605
Total	**16,114,566**	**(14,681,773)**	**1,432,793**	**(618,950)**		**146,406**	**960,249**
Other segments	73,721	(45,332)	28,389	(11,154)		170	17,405
Corporate unit				(361,185)	(7,778)	40,742	(328,221)
Braskem consolidated before eliminations and reclassifications	**16,188,287**	**(14,727,105)**	**1,461,182**	**(991,289)**	**(7,778)**	**187,318**	**649,433**
Eliminations and reclassifications	(3,563,642)	3,275,808	(287,834)	27,828		(12,505)	(272,511)
Total	**12,624,645**	**(11,451,297)**	**1,173,348**	**(963,461)**	**(7,778)**	**174,813**	**376,922**

For the purpose of comparability, the Company is restating the period ended March 31, 2019, as follows:

							Mar/2019
				Operating expenses			
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Consolidated
Reporting segments							
Brazil	12,645,432	(11,562,182)	1,083,250	(633,320)		16,655	466,585
USA and Europe	2,754,437	(2,308,831)	445,606	(208,582)		(19,324)	217,700
Mexico	806,349	(679,357)	126,992	(85,646)		117,550	158,896
Total	**16,206,218**	**(14,550,370)**	**1,655,848**	**(927,548)**		**114,881**	**843,181**
Other segments	72,404	(45,035)	27,369	(10,796)		(9,373)	7,200
Corporate unit				(18,529)	(3,378)	1,250,700	1,228,793
Braskem consolidated before eliminations and reclassifications	**16,278,622**	**(14,595,405)**	**1,683,217**	**(956,873)**	**(3,378)**	**1,356,208**	**2,079,174**
Eliminations and reclassifications	(3,300,669)	3,331,750	31,081	6,939		(2,124)	35,896
Total	**12,977,953**	**(11,263,655)**	**1,714,298**	**(949,934)**	**(3,378)**	**1,354,084**	**2,115,070**

33 Subsequent events

On April 1, 2020, the Company drew down the stand-by credit facility, in the amount of US$1 billion, which corresponded to R$5.2 billion on March 31, 2020, to ensure its financial health and liquidity during the crisis caused by the COVID-19 pandemic (Note 2.5).